Filed pursuant to Rule 424(b)(3)
                                                          SEC File No. 333-76846

                                   PROSPECTUS

                          IMPLANT SCIENCES CORPORATION

                                    240,023

                             SHARES OF COMMON STOCK

     The selling stockholders are offering up to:

          - 145,349 shares of common stock that were purchased in a private placement transaction;

          - 72,674 shares of common stock issuable upon exercise of the common stock purchase warrants that were purchased in a private placement transaction;

          - 10,000 shares of common stock issuable upon exercise of the common stock purchase warrants that were issued as part of a document preparation fee in connection with a private placement transaction; and

          - 12,000 shares of common stock that are issuable upon exercise of the common stock purchase warrants that were issued to the placement agents in connection with a private placement transaction.

     The selling stockholders may sell these shares from time to time in the American Stock Exchange.

     Our common stock is currently quoted on the American Stock Exchange, under the symbol "IMX". On May 30, 2002, the last reported sale price of our common stock was $13.15 per share. On May 30, 2002, the last reported sale price of our redeemable common stock purchase warrants was $4.20 per warrant.

     The mailing address, the telephone and facsimile numbers of our executive offices is:

                         107 Audubon Road
                         Wakefield, MA 01880
                         Telephone No.: (781) 246-0700
                         Facsimile No.: (781) 246-3561

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS REGISTRATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is June 5, 2002.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT, INCORPORATED BY REFERENCE HEREIN OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT IS ACCURATE ONLY AS OF THE DATE OF THIS DOCUMENT, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                                     TABLE OF CONTENTS
                                     -----------------


                                                                                       Page
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Table of Contents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2
PROSPECTUS SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3
OUR COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3
THE OFFERING. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3
SUMMARY FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4
RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5
FORWARD-LOOKING INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    12
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
SELLING STOCKHOLDERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15
CAPITALIZATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    16
SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    18
OUR BUSINESS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    25
PROPERTIES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    37
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS . . . . . . . . . . . . .    37
DIRECTORS AND EXECUTIVE OFFICERS. . . . . . . . . . . . . . . . . . . . . . . . . . .    38
EXECUTIVE COMPENSATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    39
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. . . . . . . . . . . .    41
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. . . . . . . . . . . . . . . . . . . .    42
LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    44
DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    44
DISCLOSURE OF SEC POSITION  ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES . . . .    45
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    45
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    45
WHERE YOU CAN FIND MORE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . .    45

PART II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  II-1
SIGNATURES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  II-7
EXHIBIT INDEX . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  II-8

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully.

                                   OUR COMPANY

     We develop products for the medical device and explosives detection industry using ion implantation and thin film coatings of radioactive and non-radioactive materials. We have received Food and Drug Administration 510(k) clearance to market our I-Plant Iodine-125 radioactive seed for the treatment of prostate cancer. We also have under development interventional cardiology devices and temporary coronary brachytherapy systems for the prevention of restenosis. Restenosis is the reclosure of the artery after balloon angioplasty. In addition, we modify the surface characteristics of orthopedic joint implants to reduce polyethylene wear and thereby increasing the life of the implant and provide ion implantation of electronic dopants for the semiconductor industry. An electronic dopant is an element that adds a positive or negative charge to a semiconductor. Additionally, we are developing an explosives detection device to be used in the detection of trace residues of explosives.

     Our offices and facilities are located at 107 Audubon Road, #5, Wakefield, Massachusetts 01880 and our telephone number is (781) 246-0700. Our home page can be found at www.implantsciences.com. Information contained in our website shall not be deemed part of this prospectus.

                                  THE OFFERING

     The selling stockholders are offering up to:

          - 145,349 shares of common stock that were purchased in a private placement transaction;

          - 72,674 shares of common stock issuable upon exercise of the common stock purchase warrants that were included purchased in a private placement transaction;

          - 10,000 shares of common stock issuable upon exercise of the common stock purchase warrants that were issued as part of a document preparation fee in connection with a private placement transaction; and

          - 12,000 shares of common stock that are issuable upon exercise of the common stock purchase warrants that were issued to the placement agents in connection with a private placement transaction.


     Common Stock to be outstanding after
     the offering                                             6,290,911 shares

     American Stock Exchange Market Symbols

          Common Stock                                        IMX
          Warrants                                            IMX.WS

     Boston Stock Exchange Symbols

          Common Stock                                        IMX
          Warrants                                            IMXW

     The selling stockholders are offering up to:             240,023 shares

                                   SUMMARY FINANCIAL INFORMATION

                                                                                                  NINE MONTHS ENDED
                                                                      YEAR ENDED JUNE 30,             MARCH 31,
                                                                  --------------------------  --------------------------
                                                                      2000          2001          2001          2002
                                                                  ------------  ------------  ------------  ------------
STATEMENT OF OPERATIONS DATA:
Product and contract research revenues                            $ 3,608,000   $ 4,368,000   $ 3,148,000   $ 4,732,000
Equipment revenues (1)                                                365,000             -             -             -
                                                                  ------------  ------------  ------------  ------------
Total revenues                                                      3,973,000     4,368,000     3,148,000     4,732,000
Total costs and expenses                                            6,678,000     8,066,000     5,687,000     6,311,000
                                                                  ------------  ------------  ------------  ------------
Loss from operations                                               (2,705,000)   (3,698,000)   (2,539,000)   (1,579,000)
Other income (expense), net                                           217,000       118,000       109,000       (10,000)
                                                                  ------------  ------------  ------------  ------------
Net loss                                                           (2,488,000)   (3,580,000)   (2,436,000)   (1,589,000)
Preferred distribution                                                      -             -             -      (530,000)
                                                                  ------------  ------------  ------------  ------------
Net loss applicable to common shares                              $(2,488,000)  $(3,580,000)  $(2,436,000)  $(2,119,000)
                                                                  ============  ============  ============  ============
Net loss per share:
  Per share - basic:
    Net loss                                                      $     (0.46)  $     (0.62)  $     (0.42)  $     (0.26)
    Preferred distribution                                                  -             -             -         (0.09)
                                                                  ------------  ------------  ------------
    Net loss per share applicable to common shares                $     (0.46)  $     (0.62)  $     (0.42)  $     (0.35)
                                                                  ============  ============  ============  ============
  Per share - diluted
    Net loss                                                      $     (0.46)  $     (0.62)  $     (0.42)  $     (0.26)
    Preferred distribution                                                  -             -             -         (0.09)
                                                                  ------------  ------------  ------------
    Net loss per share applicable to common shares                $     (0.46)  $     (0.62)  $     (0.42)  $     (0.35)
                                                                  ============  ============  ============  ============

Weighted average common shares outstanding used for earnings per share:

  Basic                                                             5,368,557     5,817,212     5,795,681     6,044,711
  Diluted                                                           5,368,557     5,817,212     5,795,681     6,044,711


                                                                                                JUNE 30,      MARCH 31,
                                                                                                  2001          2002
                                                                                              -----------  -------------
BALANCE SHEET DATA:
Cash and cash equivalents (including $167,000
  restricted cash)                                                                            $ 1,232,000   $ 1,645,000
Current assets                                                                                  2,385,000     3,217,000
Working capital                                                                                 1,095,000     1,084,000
Total assets                                                                                    6,082,000     7,121,000
Current portion of long term debt, including capital lease                                        182,000       187,000
Long term debt, including capital lease, net of current portion                                   241,000       121,000
Stockholders' equity                                                                            4,522,000     4,838,000

---------------
(1) Represents non-recurring revenue from a contract to build one piece of customized manufacturing equipment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended June 30, 2001 vs. June 30, 2000."

                                  RISK FACTORS

     An investment in the Company involves a high degree of risk and common stock should not be purchased by anyone who cannot afford the loss of their entire investment. You should carefully consider all of the following risk factors discussed below as well as other information in the Prospectus, before purchasing the common stock. The risks described below are not all of the risks facing the Company. Additional risks, including those that are currently not known to us or that we currently deem immaterial, may also impair our business operations.

WE DO NOT OPERATE AT A PROFIT AND DO NOT EXPECT TO BE PROFITABLE FOR SOME TIME.

     During the nine month period ended March 31, 2002 for the and twelve months ended June 30, 2001, we had a net loss of approximately $1,589,000 and $3,580,000, respectively. We plan to further increase our expenditures to complete development and commercialization of our new products, to increase our manufacturing capacity and equipment, to ensure compliance with the Food and Drug Administration's Quality System Regulations and broaden our sales and marketing capabilities. As a result, we believe that we will likely incur losses over the next several quarters. The accumulated deficit as of March 31, 2002 and June 30, 2001 approximated $8,723,000 and $6,604,000 respectively.

     During fiscal 2000 and 2001, we incurred significant operating losses and utilized significant amounts of cash to fund operations. We are reaching a critical stage in our growth as we have transitioned from a research and development company to a commercial company with complete sales, marketing and production capabilities. We received Food and Drug Administration 510(k) clearance to market our I-Plant(TM) Iodine-125 radioactive seed for the treatment of prostate cancer. On February 2, 2000, we signed a distribution agreement with MED-TEC Iowa, Inc. ("MED-TEC") for the exclusive United States distribution of our I-Plant(TM) Iodine-125 seed. During this time, we increased our overall operating expenses and overhead to be positioned to further increase our sales and production capabilities.

     During the second half of fiscal 2001, we implemented a number of programs to reduce our consumption of cash, including operating expense reductions, increase sales of I-Plant(TM) prostate seeds, and provide additional working capital financing. Our management has outlined a plan of appropriate action steps to attempt to ensure that we have adequate sources of cash to meet our working capital needs and research and development activities for at least the next twelve months.

     As a result of implementing the above actions, management believes that our existing cash resources and cash from operations will meet working capital and research and development requirements over the next twelve months and improve operating results. However, unanticipated decreases in operating revenues, delays in government funding of grants, increases in expenses or further delays in product development may adversely impact our cash position and require further cost reductions. No assurance can be given that we will be able to operate profitably on a consistent basis.

INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE COULD HARM OUR FINANCIAL PERFORMANCE.

     The medical device industry is characterized by rapidly evolving technology and intense competition. Among the most closely competing products in intracoronary radiation therapy are radioactive tipped guidewires and radioactive fluid-filled balloons. Many of our competitors have substantially greater capital resources, greater research and development, manufacturing and marketing resources and experience and greater name recognition than we do. There can be no assurance that our competitors will not succeed in developing or marketing technologies and products that are more effective than our products or that would render our products obsolete or noncompetitive. Moreover, there can be no assurance that we will be able to price our products at or below the prices of competing products and technologies in order to facilitate market acceptance. In addition, new procedures and medications could be developed that replace or reduce the importance of procedures that use our products. Accordingly, our success will depend, in part, on our ability to respond quickly to medical and technological changes through the development and introduction of new products and enhancements. Product development involves a high degree of risk, and there can be no assurance that our new product development efforts will result in any commercially successful products. Our failure to compete or respond to technological change in an effective manner would have a material adverse effect on our business.

OUR MEDICAL PRODUCTS AND TECHNOLOGIES MAY NOT BE ACCEPTED BY THE MEDICAL COMMUNITY WHICH COULD HARM OUR FINANCIAL PERFORMANCE.

     There can be no assurance that our radioactive prostate seeds, coronary stents, orthopedic ceramic coatings, or radiopaque coatings will achieve acceptance, or continue to receive acceptance, by the medical community and market acceptance generally. The degree of market acceptance for our products and services will also depend upon a number of factors, including the receipt and timing of regulatory approvals and the establishment and demonstration in the medical community and among health care payers of the clinical safety, efficacy and cost effectiveness of our products. Certain of the medical indications that can be treated by our devices or devices treated using our coatings can also be treated by other medical procedures. Decisions to purchase our products will primarily be influenced by members of the medical community, who will have the choice of recommending medical treatments, such as radiotherapeutic seeds, or the more traditional alternatives, such as surgery and external beam radiation therapy. Many alternative treatments currently are widely accepted in the medical community and have a long history of use. There can be no assurance that our devices or technologies will be able to replace such established treatments or that physicians, health care payers, patients or the medical community in general will accept and utilize our devices or any other medical products that may be developed or treated by us even if regulatory and reimbursement approvals are obtained. Long-term market acceptance of our products and services will depend, in part, on the capabilities, operating features and price of our products and technologies as compared to those of other available products and services. Failure of our products and technologies to gain market acceptance would have a material adverse effect on our business.

OUR PROPOSED EXPLOSIVES DETECTION PRODUCTS AND TECHNOLOGIES MAY NOT BE ACCEPTED BY THE GOVERNMENT AGENCIES, AIRPORTS OR AIRLINES WHICH COULD HARM OUR FUTURE FINANCIAL PERFORMANCE.

     There can be no assurance that our proposed explosives detection systems will achieve acceptance by the domestic and international airports, government agencies and airlines, and market acceptance generally. The degree of market acceptance for our proposed explosives detection products and services will also depend upon a number of factors, including the receipt and timing of regulatory approvals and the establishment and demonstration of the ability of our proposed device to detect trace explosives residues on personnel, baggage and other cargo prior to embarking on aircraft. Our failure to commercially develop our product to compete successfully with respect to throughput, the ability to scan personnel, baggage and other cargo carried onto airlines, and portability could delay, limit or prevent market acceptance. Moreover, the market for explosives detection systems technology, especially trace detection technology, is largely undeveloped, and we believe that the overall demand for explosives detection systems technology will depend significantly upon public perception of the risk of terrorist attacks. There can be no assurance that the public will perceive the threat of terrorist bombings to be substantial or that the airline industry and governmental agencies will actively pursue explosives detection systems technology. Long-term market acceptance of our products and services will depend, in part, on the capabilities, operating features and price of our products and technologies as compared to those of other available products and services. As a result, there can be no assurance, if the currently developed prototype product is brought to a commercial product, that we will be able to achieve market penetration, revenue growth or profitability.

WE COULD HAVE LIABILITY TO PERSONS WHO EXERCISED OUR WARRANTS IN DECEMBER 2001 AND JANUARY 2002 BECAUSE OUR PROSPECTUS WAS OUT OF DATE.

     Between December 18, 2001 and January 3, 2002, warrants to purchase 70,900 shares of the Company's common stock were exercised at an exercise price of $9.00 per share. Although warrant exercises such as this were registered in connection with the Company's initial public offering, the Company's prospectus had not been updated to include developments in the Company's business since the initial public offering. To the extent that purchasers of these shares were damaged, the Company could be exposed to liability, including, possibly, liability for rescission of their purchases.

     As of March 31, 2002, warrants representing 70,900 shares of our common stock were exercised at $9.00 per share and the Company received gross proceeds of approximately $638,000. We have recognized a liability of $638,000 as amounts due to shareholders and segregated the related proceeds to reflect the potential amount necessary to rescind the exercise of the warrants. During the period in which the warrants were exercised, our stock price ranged from $11.00 to $14.07 per share; however, at this date we are unable to determine whether or at what price each of the purchasers may have disposed of the shares they acquired by exercising the warrants and if any of the purchasers were damaged.

     In addition, the Securities and Exchange Commission may have the authority to impose a variety of remedies, including, possibly, fines. We are in the process of evaluating the impact of the aforementioned exercise, but do not believe that our liability, if any, to such purchasers would be material to our financial condition or results of operations.

THERE IS A RISK THAT WE WILL REDEEM THE REDEEMABLE WARRANTS.

     The closing bid price for our stock has been over $10.50 for a period of more than 20 consecutive trading days. As a result, we may, if we so choose, redeem the redeemable warrants for a price of $.20 per warrant. If we decide to do this, the redeemable warrants called for redemption would be exercisable only until the close of business on the date set for redemption. If any redeemable warrant called for redemption is not exercised prior to that date, it will cease to be exercisable and you will be entitled only to the redemption price of $.20 per redeemable warrant.

OUR FUTURE PROFITABILITY DEPENDS ON OUR ABILITY TO COMPLETE DEVELOPMENT OF OUR PRODUCTS.

     We currently market radioactive prostate seeds. We also provide ion implantation services for ion implantation of semiconductors and medical devices. We plan to market radioactive tipped guidewires, drug-eluting coronary stents, orthopedic ceramic coatings, radiopaque coatings, and explosive detection systems that may require substantial further investment in research, product development, preclinical and clinical testing and governmental regulatory approvals prior to being marketed and sold. Our ability to increase revenues and achieve profitability and positive cash flow will depend, in part, on our ability to complete such product development efforts, obtain such regulatory approvals, and establish manufacturing and marketing programs and gain market acceptance for such proposed products. In particular, our drug-eluting coronary stents are in an early stage of development. There can be no assurance that the clinical trials will ever be undertaken or, if undertaken, will conclude that the drug-eluting coronary stents have a sufficient degree of safety and efficacy. In addition, there can be no assurance that the drug-eluting coronary stents will reduce the frequency of restenosis outside of test conditions.

     The market for explosive detection systems is intensely competitive and is characterized by continuously developing technology and frequent introductions of new products and features. We expect competition to increase as other companies introduce additional and more competitive products in the explosive detection systems market as we develop the capabilities and enhancements of our trace detection systems. Each of our competitors may have substantially greater financial resources than us. There can be no assurance that we will be able convert our current prototype explosives detection system to a commercial product to compete successfully with our competitors or with new entrants to the explosive detection systems market.

     We believe that our ability to compete in the explosive detection systems market is based upon such factors as: product performance, functionality, quality and features; quality of customer support services, documentation and training; and the capability of the technology to appeal to broader applications beyond the inspection of passengers, baggage, and cargo carried on airlines. Although we believe that our currently developed prototype product has all of the capabilities to meet the United States Government's decree that all passengers, baggage, and cargo carried on airlines must be screened thoroughly, certain of our competitors may have an advantage over our existing technology with respect to these factors. There can be no assurance that we will be successful in convincing potential customers that our prototype product will be developed into a commercial product, and that if developed into a commercial product, will be superior to other systems given all of the necessary performance criteria, that new systems with comparable or greater performance, lower price and faster or equivalent throughput will not be introduced, or that, if such products are introduced, customers will not delay or cancel potential orders for us yet to be commercialized system. Further, there can be no assurance that we will be able to bring to commercialization and further enhance our prototype product to better compete on the basis of cost, throughput, accommodation of detection of passengers, baggage or other cargo carried onto airlines, or that we will otherwise be able to compete successfully with existing or new competitors.

     Our product development efforts are subject to the risks inherent in the development of such products. These risks include the possibility that our products will be found to be ineffective or unsafe, or will otherwise fail to receive necessary regulatory approvals; that the products will be difficult to manufacture on a large scale or be uneconomical to market; that the proprietary rights of third parties will interfere with our product development; or that third parties will market superior or equivalent products which achieve greater market acceptance. Furthermore, there can be no assurance that we will be able to conduct our product development efforts within the time frames currently anticipated or that such efforts will be completed successfully.

WE OWN PATENTS, TRADE SECRETS AND OTHER INTELLECTUAL PROPERTY AND KNOW-HOW THAT WE BELIEVE ALLOWS US TO COMPETE EFFECTIVELY. LIMITATIONS ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY OR CONTINUE TO USE OUR INTELLECTUAL PROPERTY COULD HARM OUR FINANCIAL PERFORMANCE.

     Our ability to compete effectively will depend, to a significant extent, on our ability to operate without infringing the intellectual property rights of others. Many participants in the medical device area aggressively seek patent protection and have increasing numbers of patents, and have frequently demonstrated a readiness to commence litigation based on patent infringement. Third parties may assert exclusive patent rights to technologies that are important to us.

     We are aware of a United States patent of a third party having broad claims covering radioactive stents and methods of using radioactive stents for the treatment of restenosis. We have not sought a formal opinion of counsel regarding the validity of this patent or whether our processes may infringe this patent. At this time we have no plans to implant radioactivity onto coronary stents manufactured by the patent holder, its licensees or others.

OUR SUCCESS WILL DEPEND ON OUR ABILITY TO OBTAIN NEW PATENTS AND OPERATE WITHOUT INFRINGING ON THE PROPRIETARY RIGHTS OF OTHERS.

     Although we have seventeen United States patents and seven United States and two international patent applications pending for our technology and processes, our success will depend, in part, on our ability to obtain the patents applied for and maintain trade secret protection for our technology and operate without infringing on the proprietary rights of third parties. The validity and breadth of claims in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. No assurance can be given that any pending patent applications or any future patent application will issue as patents, that the scope of any patent protection obtained will be sufficient to exclude competitors or provide competitive advantages to us, that any of our patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by us.

     Furthermore, there can be no assurance that others have not or will not develop similar products, duplicate any of our products or design around any patents issued or that may be issued in the future to us. In addition, whether or not patents are issued to us, others may hold or receive patents which contain claims having a scope that covers products or processes developed by us.

     Moreover, there can be no assurances that patents issued to us will not be challenged, invalidated or circumvented or that the rights thereunder will provide any competitive advantage. We could incur substantial costs in defending any patent infringement suits or in asserting any patent rights, including those granted to third parties. Patents and patent applications in the United States may be subject to interference proceedings brought by the United States Patent & Trademark Office, or to opposition proceedings initiated in a foreign patent office by third parties. We may incur significant costs defending such proceedings. In addition, we may be required to obtain licenses to patents or proprietary rights from third parties. There can be no assurance that such licenses will be available on acceptable terms if at all. If we do not obtain required licenses, we could encounter delays in product development or find that the development, manufacture or sale of products requiring such licenses could be foreclosed.

     We also rely on unpatented proprietary technology, trade secrets and know-how and no assurance can be given that others will not independently develop substantially equivalent proprietary information, techniques or processes, that such technology or know-how will not be disclosed or that we can meaningfully protect our rights to such unpatented proprietary technology, trade secrets, or know-how. Although we have entered into non-disclosure agreements with our employees and consultants, there can be no assurance that such non-disclosure agreements will provide adequate protection for our trade secrets or other proprietary know-how.

IF WE ARE NOT SUCCESSFUL IN MANAGING OUR FUTURE GROWTH, OUR BUSINESS WILL
SUFFER.

     We have very limited experience in the commercial production of radioactive prostate seeds and radioactive tipped guidewires, the commercial implantation of drugs onto coronary stents, or the commercial production of explosives detection systems. Our future success will depend upon, among other factors, our ability to recruit, hire, train and retain highly educated, skilled and experienced management and technical personnel, to generate capital from operations, to scale-up our manufacturing process and expand our facilities and to manage the effects of growth on all aspects of our business, including research, development, manufacturing, distribution, sales and marketing, administration and finance. Our failure to identify and exploit new product and service opportunities, attract or retain necessary personnel, generate adequate revenues or conduct our expansion or manage growth effectively could have a material adverse effect on our business.

WE ARE DEPENDENT ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR SALES. THE LOSS OF BUSINESS FROM THESE CUSTOMERS WOULD HARM OUR FINANCIAL PERFORMANCE.

     Approximately 27% of our sales in the nine months ended March 31, 2002 and 34% of our sales in the twelve months ended June 30, 2001 were made to two customers, Howmedica/Osteonics Division of Stryker Corporation and Biomet, Incorporated. These sales were of nitrogen ion implantation that enhance orthopedic joint implants. Approximately 42% of our sales in nine months ended March 31, 2002 and 17% of our sales in the twelve months ended June 30, 2001 were made to one customer, MED-TEC, for sales of radioactive prostate seeds. We have no purchase commitments from these or other customers. Our relationship with these customers is not significantly close to permit us to understand or predict their purchasing patterns. There can be no assurance that these customers will continue to purchase our products and services at the same levels as in previous years or that such relationships will continue in the future. The loss of a significant amount of business from any of these customers would have a material adverse effect on the sales and operating results.

OUR MEDICAL DEVICE PRODUCTS AND SERVICES ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION. IF WE FAIL TO OBTAIN OR ARE DELAYED IN OBTAINING THE APPROVAL OF THE NECESSARY FEDERAL AND STATE GOVERNMENT AGENCIES, OUR BUSINESS COULD BE MATERIALLY AFFECTED.

     The manufacture and sale of our medical device products and services are subject to extensive regulation principally by the Food and Drug Administration in the United States and corresponding foreign regulatory agencies in each country in which we sells our products. These regulations affect product approvals, product standards, packaging requirements, design requirements, manufacturing and quality assurance, labeling, import restrictions, tariffs and other tax requirements. Securing Food and Drug Administration authorizations and approvals requires submission of extensive clinical data and supporting information. In most instances, the manufacturers or licensees of medical devices that are treated by us will be responsible for securing regulatory approval for medical devices incorporating our technology. However, we plan on preparing and maintaining Device Master Files which may be accessed by the Food and Drug Administration. We expect to incur substantial product development, clinical research and other expenses in connection with obtaining final regulatory clearance or approval for and commercialization of our products.

     There can be no assurance that our medical device manufacturers or licensees will be able to obtain regulatory clearance or approval for devices incorporating our technology on a timely basis, or at all. Regulatory clearance or approvals, if granted, may include significant limitations of the indicated uses for which the product may be marketed. In addition, product clearance or approval could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. Changes in existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory approval of products incorporating our technology or subject us to additional regulation.

     In addition to Food and Drug Administration regulation, certain of our activities are regulated by, and require approvals from, other federal and state agencies. The use, management, transportation, and disposal of certain materials and wastes are subject to regulation by several federal and state agencies depending on the nature of the materials or waste material. Certain toxic chemicals and products containing toxic chemicals may require special reporting to the United States Environmental Protection Agency and/or its state counterparts. Our future operations may require additional approvals from federal and/or state environmental agencies. There can be no assurance that we will be able to obtain necessary government approvals, or that we will be able to operate with the conditions that may be attached to future regulatory approvals. Moreover, there can be no assurance that we will be able to maintain previously-obtained approvals. While it is our policy to comply with applicable regulations, failure to comply with existing or future regulatory requirements and failure to obtain or maintain necessary approvals could have a material adverse effect on our business, financial condition, and results of operations.

     Failure or delay of our medical device manufacturers in obtaining Food and Drug Administration and other necessary regulatory clearance or approval, the loss of previously obtained clearance or approvals, as well as failure to comply with other existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

     Because certain of our products utilize radiation sources, their manufacture, distribution, transportation, import/export, use and disposal will also be subject to federal, state and/or local laws and regulations relating to the use, handling, procurement and storage of radioactive materials. We must also comply with United States Department of Transportation regulations on the labeling and packaging requirements for shipment of radiation sources to hospitals or other users of our products. We expect that there will be comparable regulatory requirements and/or approvals in markets outside the United States. If any of the foregoing approvals are significantly delayed or not obtained, our business could be materially adversely affected.

OUR RESEARCH AND MANUFACTURING ACTIVITIES INVOLVE THE USE OF HAZARDOUS MATERIALS. ANY LIABILITY RESULTING FROM THE MISUSE OF SUCH HAZARDOUS MATERIALS COULD ADVERSELY AFFECT OUR BUSINESS.

     Our research and manufacturing activities sometimes involve the use of various hazardous materials. Although we believe that our safety procedures for handling, manufacturing, distributing, transporting and disposing of such materials comply with the standards for protection of human health, safety, and the environment, prescribed by local, state, federal and international regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. Nor can we eliminate the risk that one or more of our hazardous material or hazardous waste handlers may cause contamination for which, under laws imposing strict liability, we could be held liable. While we currently maintain insurance in amounts which we believe are appropriate in light of the risk of accident, we could be held liable for any damages that might result from any such event. Any such liability could exceed our insurance and available resources and could have a material adverse effect on our business.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT STRATEGIC PARTNERS.

     We intend to continue pursuing a strategy of researching, developing and commercializing new products using the financial and technical support of corporate partners. Our success will depend, in part, on our ability to attract additional partners. There can be no assurance that we can successfully enter into additional strategic alliances or that such alliances will result in increased commercialization of our products.

WE DEPEND ON THIRD PARTY REIMBURSEMENT TO OUR CUSTOMERS FOR MARKET ACCEPTANCE OF OUR MEDICAL PRODUCTS. IF THIRD PARTY PAYORS FAIL TO PROVIDE APPROPRIATE LEVELS OF REIMBURSEMENT FOR OUR PRODUCTS, OUR PROFITABILITY WOULD BE ADVERSELY AFFECTED.

     Medicare, Medicaid and other government insurance programs, as well as private insurance reimbursement programs greatly affect suppliers of health care products. Several of the products being developed, produced or processed by us, including our orthopedic implants, prostate seeds, drug-eluting stents, and interventional cardiology instruments and devices, are currently being reimbursed by third party payers. Our customers rely on third-party reimbursements to cover all or part of the costs of most of the procedures in which our products are used. Third party payers (including health maintenance organizations) may affect the pricing or relative attractiveness of our products by regulating the maximum amount of reimbursement provided by such payers to the physicians, hospitals and clinics using our devices, or by taking the position that such reimbursement is not available at all. The amounts of reimbursement by third party payers in those states that do provide reimbursement varies considerably. Major third party payers reimburse inpatient medical treatment, including all or most operating costs and all or most furnished items or services, including devices such as ours, at a prospectively fixed rate based on the diagnostic-related group that covers such treatment as established by the federal Health Care Financing Administration. For interventional cardiology procedures, the fixed rate of reimbursement is based on the procedure or procedures performed and is unrelated to the specific devices used in such procedure. Therefore, the amount of profit realized by suppliers of health care services in connection with the procedure may be reduced by the use of our devices if they prove to be costlier than competing products. If a procedure is not covered by a diagnostic-related group, certain third party payers may deny reimbursement.

     Alternatively, a diagnostic-related group may be assigned that does not reflect the costs associated with the use of our devices or devices treated using our services, resulting in limited reimbursement. If, for any reason, the cost of using our products or services was not to be reimbursed by third party payers, our ability to sell our products and services would be materially adversely affected. In the international market, reimbursement by private third party medical insurance providers and governmental insurers and providers varies from country to country. In certain countries, our ability to achieve significant market penetration may depend upon the availability of third party governmental reimbursement.

PRODUCT LIABILITY CLAIMS COULD DAMAGE OUR REPUTATION AND HURT OUR FINANCIAL RESULTS.

     To date no product liability claims have been asserted against us; however, the testing, marketing and sale of implantable devices and materials entail an inherent risk that product liability claims will be asserted against us, if the use of our devices is alleged to have adverse effects on a patient, including exacerbation of a patient's condition, further injury, or death. A product liability claim or a product recall could have a material adverse effect on our business. Certain of our devices are designed to be used in treatments of diseases where there is a high risk of serious medical complications or death.

     Although we have obtained product liability insurance coverage, there can be no assurance that in the future we will be able to obtain such coverage on acceptable terms or that insurance will provide adequate coverage against any or all potential claims. Furthermore there can be no assurance that we will avoid significant product liability claims and the attendant adverse publicity. Any product liability claim or other claim with respect to underinsured liabilities could have a material adverse effect on our business.

IF OUR SUPPLIERS CANNOT PROVIDE THE COMPONENTS OR SERVICES WE REQUIRE, OUR ABILITY TO MANUFACTURE OUR PRODUCTS COULD BE HARMED.

     We rely on a limited number of suppliers to provide materials and services used to manufacture our products. If we cannot obtain adequate quantities of necessary materials and services from our suppliers, there can be no assurance that we would be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. Moreover, in order to maintain our relationship with major suppliers, we may be required to enter into preferred supplier agreements that will increase the cost of materials obtained from such suppliers, thereby also increasing the prices of our products. The limited sources, the unavailability of adequate quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of raw materials or services could have a material adverse effect on our business.

IF WE WERE TO LOSE THE SERVICES OF EITHER OUR PRESIDENT OR OUR CHIEF SCIENTIST, OUR BUSINESS WOULD BE ADVERSELY AFFECTED.

     We are substantially dependent, for the foreseeable future, upon our Chairman of the Board, President and Chief Executive Officer, Dr. Anthony J. Armini and our Vice President and Chief Scientist, Dr. Stephen N. Bunker, both of whom currently devote their full time and efforts to management. We have entered into an employment agreement with each of these officers. If we were to lose the services of Dr. Armini or Dr. Bunker for any significant period of time, our business would be materially adversely affected. We maintain a key man life insurance policy of $1,000,000 insuring the life of Dr. Armini.

IF WE CANNOT ATTRACT AND RETAIN THE MANAGEMENT, SALES AND OTHER PERSONNEL WE NEED, WE WILL NOT BE SUCCESSFUL.

     There is intense competition for qualified personnel in the medical device field, and there can be no assurance that we will be able to continue to attract and retain qualified personnel necessary for the development of our business. The loss of the services of existing personnel as well as the failure to recruit additional qualified scientific, technical and managerial personnel in a timely manner would be detrimental to our anticipated growth and expansion into areas and activities requiring additional expertise such as marketing. The failure to attract and retain such personnel could adversely affect our business.

OUR QUARTERLY RESULTS MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE.

     We believe that our operating results may be subject to substantial quarterly fluctuations due to several factors, some of which are outside our control, including fluctuating market demand for, and declines in the average selling price of our products, the timing of significant orders from customers, delays in the introduction of new or improved products, delays in obtaining customer acceptance of new or changed products, the cost and availability of raw materials, and general economic conditions. We plan to further increase our expenditures to complete development and commercialization of our new products, to increase our manufacturing capacity, to ensure compliance with the Food and Drug Administration's Quality Systems Regulations and to broaden our sales and marketing capabilities. A substantial portion of our revenue in any quarter historically has been derived from orders booked in that quarter, and historically, backlog has not been a meaningful indicator of revenues for a particular period. Accordingly, our sales expectations currently are based almost entirely on our internal estimates of future demand and not from firm customer orders.

IF THIRD PARTY CREDIT IS UNAVAILABLE, OUR WORKING CAPITAL COULD BE RESTRICTED.

     Currently, we do not have third party credit available for working capital and we rely on cash generated from our operations and private equity financing, when available, for working capital purposes. Previously, we had a Line of Credit Facility ("Line of Credit") with CardioTech International Inc. ("CardioTech") and on March 29, 2002 we mutually agreed with CardioTech to terminate it. There were no borrowings under the Line of Credit from inception to termination. We have a balance outstanding of $280,000 (as of March 31, 2002) in connection with a term loan with our previous lender, Citizens Bank.
We do not have any further borrowing capacity on this term loan. Citizens Bank required cash collateralization in full of the remaining outstanding balance of this term loan. This term loan has been cash collateralized by us to the extent of $167,000 and by Stephen N. Bunker, one of our officers and directors to the extent of $200,000 (we are over-collateralized to the extent of $87,000). We believe that traditional credit arrangements have not been available to us because of our history of negative cash flow. If this continues, we may not be able to finance our business and may have to curtail our activities. In this case, our potential for growth could be adversely affected.

                           FORWARD-LOOKING INFORMATION

     Some of the information in this prospectus, or incorporated by reference into this prospectus, contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus that is not a statement of an historical fact constitutes a "forward-looking statement". Further, when we use the words "may", "expect", "anticipate", "plan", "believe", "seek", "estimate", "internal", and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. We have no obligation or intent to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

                                USE OF PROCEEDS

     All of the shares of common stock offered by this prospectus are being offered by the selling stockholders. We received proceeds from the sale of the shares of common stock offered in this prospectus. This money will be used for working capital and general corporate purposes. We will not receive any additional proceeds from the sale of shares by the selling stockholders. For information about the selling stockholders, see "Selling Stockholders."

     The costs associated with this offering are approximately $201,000.

                              SELLING STOCKHOLDERS

     Generation Capital Associates, a selling stockholder, acquired the shares of our common stock being registered for resale by Generation Capital Associates by the registration statement, of which this prospectus is a part, in a private placement transaction in December 2001 in which it purchased 145,349 units for $1,500,000, each unit consisting of one share of common stock and one common stock purchase warrant. Two warrants are exercisable for one share of common stock at an exercise price of $12.00 per share. Originally, the exercise price of the warrants was $12.90 per share. Under the terms of the financing agreement, if the registration statement is not effective within 90 days following the closing date of the financing the exercise price of the warrants is reduced 5% for the first month and 2% for each additional month that the registration statement is not effective for up to 24 months following the closing date. We are registering for sale for the account of Generation Capital
Associates:

     -    145,349 shares of common stock;

     - 72,674 shares of common stock that are issuable upon exercise of the common stock purchase warrants; and

     - 10,000 shares of common stock that are issuable upon exercise of the common stock purchase warrants that were issued as part of a document preparation fee in connection with the private placement transaction.

     In connection with this private placement, Generation Capital received a document preparation fee of $5,000 and 20,000 common stock purchase warrants to purchase 10,000 shares of common stock. Two warrants are exercisable for one share of common stock at an exercise price of $12.00 per share. Originally, the exercise price of the warrants was $12.90 per share. Under the terms of the financing agreement, if the registration statement is not effective within 90 days following the closing date of the financing the exercise price of the warrants is reduced 5% for the first month and 2% for each additional month that the registration statement is not effective for up to 24 months following the closing date. The imputed value of this warrant is $54,000.

     Generation Capital has informed us that Frank E. Hart, its general partner, has investment and voting control over its shares of common stock.

     We are also registering, under the registration statement of which this prospectus forms a part, 24,000 shares of common stock issuable upon the exercise of warrants issued to individuals and an entity that performed services in connection with the December 2001 private placement transaction. Two common stock purchase warrants are exercisable for one share of common stock at an exercise price of $12.00 per share. Originally, the exercise price of the warrants was $12.90 per share. Under the terms of the financing agreement, if the registration statement is not effective within 90 days following the closing date of the financing the exercise price of the warrants is reduced 5% for the first month and 2% for each additional month that the registration statement is not effective for up to 24 months following the closing date.

     We have agreed to file a registration statement, of which this prospectus is a part, to register the shares of the selling stockholders described above in order to permit the selling stockholders to sell these shares from time to time in the public market or in privately-negotiated transactions.

     We will not receive any portion of the proceeds from the sale of shares of common stock by the selling stockholders.

     Based on the information supplied to us by each selling stockholder, the following table sets forth certain information regarding the approximate number of shares owned by each selling stockholder as of January 11, 2002, and as adjusted to reflect the sale by the selling stockholders of the shares of common stock offered by this prospectus.

     Unless noted in the following tables, no selling stockholder has held any office or maintained any material relationship, except as an investor, with our company, or any of our predecessors or affiliates, over the past three years.

                              SELLING STOCKHOLDERS

                                            SHARES         ---------        SHARES
                                      BENEFICIALLY OWNED    NUMBER    BENEFICIALLY OWNED
                                      PRIOR TO OFFERING(1) OF SHARES  AFTER OFFERING(1)(2)
                                      -------------------  ---------  --------------------
NAME                                  NUMBER   PERCENT(3)  OFFERED    NUMBER  PERCENT(3)
------------------------------        -------  ----------  ---------  ------  ----------

Generation Capital Associates. . . .  228,023       3.68%    228,023       0           0
  1085 Riverside Trace
  Atlanta, GA 30328

Investors Capital Corp (4)(5). . . .      800          *         800       0           *
  2 Charles Street
  Providence, RI 02904

Pasquale Ruggieri (4). . . . . . . .   18,121          *       3,425  14,696           *
James Twaddell . . . . . . . . . . .   18,121          *       3,425  14,696           *
Kathleen King  . . . . . . . . . . .    1,610          *         350   1,260           *
Pete Bloomquist. . . . . . . . . . .      100          *         100       0           *
James E. Hosch . . . . . . . . . . .    3,400          *       3,400       0           *
Steven M. Bathgate . . . . . . . . .      200          *         200       0           *
Eugene C. McColley . . . . . . . . .      200          *         200       0           *
Vicki D.E. Barone. . . . . . . . . .      100          *         100       0           *

---------------
*    Less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated, each person possesses sole voting and investment power with respect to all of the shares of common stock owned by such person, subject to community property laws where applicable. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and convertible securities held by that person that are currently exercisable, or become exercisable within

     60 days of the date of this prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information as to each person has been furnished by such person.
(2) Assumes that all shares of common stock offered in this prospectus will be sold.
(3) Based on approximately 6,196,237 shares of common stock issued and outstanding as of March 31, 2002, plus, for each person, such number of shares of common stock subject to options and convertible securities held by such person that are currently exercisable, or become exercisable within 60 days of the date of this table.
(4) Pasquale Ruggieri is one of our directors and also serves as an investment banker for Investors Capital Corporation.
(5) Investors Capital Corp. has informed us that Ted Charles, its Chief Executive Officer, has investment and voting control over its shares of common stock.

                              PLAN OF DISTRIBUTION

     The shares offered by this prospectus may be sold from time to time by selling stockholders, who consist of the persons named under "Selling Stockholders" above and those persons' pledges, donees, transferees or other successors in interest. The selling stockholders may sell any or all of their shares of common stock on the American Stock Exchange, at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     - an exchange distribution in accordance with the rules of the applicable exchange;

     -    privately negotiated transactions;

     -    short sales;

     - broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

     -    a combination of any such methods of sale; and

     -    any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

     Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     If any selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required pursuant to Rule 424(c) under the Securities Act of 1933, setting forth:

     -    the name of each of the participating broker-dealers;

     -    the number of shares involved;

     -    the price at which the shares were sold;


     - the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

     - a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     -    any other facts material to the transaction.

     We are paying all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

     Investors Capital Corporation and Bathgate McColley Capital LLC acted as placement agents in arranging the private placement transaction. Investors Capital Corp. received $105,000 and 16,000 common stock purchase warrants to purchase 8,000 shares of our common stock. Bathgate McColley Capital LLC received 8,000 common stock purchase warrants to purchase 4,000 shares of our common stock. Pasquale Ruggieri is one of our directors and also serves as an investment banker for Investors Capital Corporation.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 2002, on an actual basis to reflect the issuance of the 145,349 shares of common stock that were purchased in this offering. The capitalization information set forth in the following table is qualified by the more detailed Financial Statements and Notes thereto included elsewhere in this Prospectus and should be read in conjunction with such Financial Statements and Notes thereto.

                                                                        MARCH 31,
                                                                          2002
                                                                      ------------
                                                                         ACTUAL
                                                                      ------------
Current portion of long-term debt, including capital lease            $   187,000
                                                                      ------------

Long-term debt, including capital lease, net of current portion           121,000
                                                                      ------------

Stockholders' equity:
  Preferred Stock, $0.10 par value; 5,000,000 shares authorized; No shares issued and outstanding
  Common stock, $0.10 par value; 20,000,000 shares authorized;
    6,196,237 shares issued and outstanding, actual; 6,290,911 shares
    issued and outstanding as adjusted (1)                                613,000


  Additional paid-in capital (1)                                       13,069,000

  Accumulated deficit                                                  (8,723,000)
  Accumulated other comprehensive income                                   17,000
  Notes receivable from employees                                        (138,000)
                                                                      ------------

     Total stockholders' equity                                         4,838,000
                                                                      ------------

         Total capitalization                                         $ 5,146,000
                                                                      ============

---------------
(1) The Company received gross proceeds of $1,500,000 in a private placement with an investor and issued 145,349 shares of common stock that were purchased in this private placement transaction and 72,674 shares of common stock issuable upon exercise of redeemable common stock purchase warrants that were purchased in this private placement transaction.

     In connection with the transaction, the Company issued additional warrants to the investor's general counsel to purchase 10,000 shares at an exercise price of $12.00 per share. The Company also engaged two placement agents who received warrants to purchase and an aggregate of 12,000 shares of the Company's common stock at an exercise price of $12.00 per share. Originally, the exercise price of the warrants was $12.90 per share. Under the terms of the financing agreement, if the registration statement is not effective within 90 days following the closing date of the financing the exercise price of the warrants is reduced 5% for the first month and 2% for each additional month that the registration statement is not effective for up to 24 months following the closing date.

     These shares are reflected in the table above.

                             SELECTED FINANCIAL DATA

     The following selected financial data for the fiscal years ended June 30, 2000 and June 30, 2001 has been derived from our audited historical financial statements, which are included in this Prospectus. The financial data for the nine-month periods ended March 31, 2001 and 2002 are derived from unaudited financial statements, which are included in this Prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2002. This data should be read in conjunction with the Financial Statements and Notes thereto and the other financial information included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                      NINE MONTHS ENDED
                                                         YEAR ENDED JUNE 30,              MARCH 31,
                                                     --------------------------  --------------------------
                                                         2000          2001          2001          2002
                                                     ------------  ------------  ------------  ------------
STATEMENT OF OPERATIONS DATA:
Product and contract research revenues               $ 3,608,000   $ 4,368,000   $ 3,148,000   $ 4,732,000
Equipment revenues (1)                                   365,000             -             -             -
                                                     ------------  ------------  ------------  ------------
Total revenues                                         3,973,000     4,368,000     3,148,000     4,732,000
Cost of product and contract research
  revenues                                             2,749,000     4,247,000     3,002,000     3,691,000
Cost of equipment revenues                               396,000             -             -             -
Research and development                               1,345,000     1,500,000       960,000       878,000
Selling, general and administrative                    2,188,000     2,319,000     1,725,000     1,742,000
                                                     ------------  ------------  ------------  ------------
Total costs and expenses                               6,678,000     8,066,000     5,687,000     6,311,000
                                                     ------------  ------------  ------------  ------------
Loss from operations                                  (2,705,000)   (3,698,000)   (2,539,000)   (1,579,000)


Other income (expense), net                              217,000       118,000       109,000       (10,000)
Loss before provision for income taxes                (2,488,000)   (3,580,000)   (2,430,000)   (1,589,000)
Provision for income taxes                                     -             -         6,000             -
                                                     ------------  ------------  ------------  ------------
Net loss                                              (2,488,000)   (3,580,000)   (2,436,000)   (1,589,000)
Preferred distribution                                         -             -             -      (530,000)
                                                     ------------  ------------  ------------  ------------
Net loss applicable to common shares                 $(2,488,000)  $(3,580,000)  $(2,436,000)  $(2,119,000)
                                                     ============  ============  ============  ============
Net loss per share:
  Per share - basic:
     Net loss                                        $     (0.46)  $     (0.62)  $     (0.42)  $     (0.26)
     Preferred distribution                                    -             -             -         (0.09)
                                                                   ------------  ------------  ------------
     Net loss per share applicable to common shares  $     (0.46)  $     (0.62)  $     (0.42)  $     (0.35)
                                                     ============  ============  ============  ============
Per share - diluted:
  Net loss                                           $     (0.46)  $     (0.62)  $     (0.42)  $     (0.26)
    Preferred distribution                                     -             -             -         (0.09)
                                                     ------------  ------------  ------------  ------------
    Net loss per share applicable to common shares   $     (0.46)  $     (0.62)  $     (0.42)  $     (0.35)
                                                     ============  ============  ============  ============
Weighted average common shares outstanding used
  For earnings per share:

Basic                                                  5,368,557     5,817,212     5,795,681     6,044,711
Diluted                                                5,368,557     5,817,212     5,795,681     6,044,711


                                                                                    MARCH 31,
                                                                                      2002
                                                                                  ------------
                                                                                     ACTUAL
                                                                                  ------------
BALANCE SHEET DATA:
Cash and cash equivalents (including $167,000
  restricted cash)                                                                $ 1,645,000
Current assets                                                                      3,217,000
Total assets                                                                        7,121,000
                                                                                      187,000
                                                                                      121,000
Stockholders' equity                                                                4,838,000

---------------
(1) Represents non-recurring revenue from a contract to build one piece of customized manufacturing equipment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended June 30, 2001 vs. June 30, 2000."


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Comparison for the nine months ended March 31, 2002 and 2001

     Revenues. Total revenues for the nine months ended March 31, 2002 were $4,732,000 as compared to $3,148,000 for the comparable prior year period, an increase of $1,584,000 or 50%. The increase is attributable primarily to revenue recognized from the I-Plant(TM) seed which the Company began shipping in the first half of fiscal 2001. I-Plant(TM) prostate seed sales for the nine months ended March 31, 2002 were approximately $2,021,000 as compared to $350,000 for the comparable prior year period, an increase of $1,671,000 or 477%. Over the nine month period ended March 31, 2002, the I-Plant(TM) prostate seed sales have grown at a compounded average rate of 16% per month. Although management believes the prostate seed business will maintain a trend of strong growth, management cannot be assured that a 16% monthly growth rate will be sustainable as the product matures. The Company's revenues from the I-Plant(TM) prostate seeds increased primarily because of an increase in the number of customers and an increase in the volume of the I-Plant(TM) prostate seeds shipped. Revenues from medical and industrial coatings for the nine months ended March 31, 2002 were $1,553,000 as compared to $1,563,000 for the comparable prior year period, a decrease of $10,000 or 1%. The decrease in revenues from medical and industrial coatings is primarily a result of approximately $303,000 recognized in the prior year period to develop a coating process, including certain related equipment, for a customer. The Company believes the development of this process could provide the Company with future revenues to perform industrial coating services, however, the Company has not yet received any orders to perform such services. This decrease in medical and industrial coatings revenues was offset by a $118,000 or 10% increase in the Company's orthopedic joint replacement coatings revenues in the nine month period ended March 31, 2002 as compared to the comparable prior year period. Revenues from semiconductors for the nine months ended March 31, 2002 were $647,000 as compared to $506,000 for the comparable prior year period, an increase of $141,000 or 28%. The increase in the semiconductor business is a result of the addition of new customers who require outsourced ion implantation services for research and development activities. Contract and grant revenue for the nine months ended March 31, 2002 were $511,000 as compared to $729,000 for the comparable prior year period, a decrease of $218,000 or 30%. The Company's government contract and grant revenue accounted for 11% and 19% of revenue for the nine months ended March 31, 2002 and 2001, respectively. The Company's grant revenues, principally Small Business Innovative Research (SBIR) programs, fluctuate due to: (a) the desire of the Company to obtain external funding for its research and development efforts; (b) the availability of government funding; and (c) the time required to obtain approval of a grant application. The Company has been successful in obtaining SBIR grants in 2002 and 2001. The Company expects to continue to seek continuation or replacement of its existing SBIR grants during fiscal 2002 and beyond. Less than 5% of all revenues were derived from foreign sources.

     The Company's two major customers, the Howmedica/Osteonics Division of Stryker Corporation and Biomet, Incorporated, combined, accounted for 27% and 39% of revenue for the nine months ended March 31, 2002 and 2001, respectively. The Company's sales to these customers as a percentage of total sales decreased as a result of the increasing sales volume of I-Plant(TM) prostate seeds. MED-TEC Inc., the Company's exclusive distributor of prostate seeds, accounted for 42% and 11% of revenues for the nine months ended March 31, 2002 and 2001, respectively.

     Cost of Product and Contract Research Revenues. Cost of product and contract research revenues for the nine months ended March 31, 2002 were $3,691,000 as compared to $3,002,000 for the comparable prior year period, an increase of $689,000 or 23%. The increases in cost of product sales are due to:
(a) overall increase in sales volume; and (b) additional costs related to the growth of the radioactive prostate seed business, principally personnel costs and depreciation expense related to new equipment. As a percentage of revenues, the cost of product and contract research revenues decreased to 78% for the nine months ended March 31, 2002 as compared to 95% for the comparable prior year period. This decrease in cost as a percentage of revenues is primarily attributable to the increased volume of sales of the I-Plant(TM) radioactive prostate seed. The cost of I-Plant(TM) radioactive prostate seed has a high fixed cost component and as the volume of sales of the prostate seed increases management anticipates continued improvements in gross margins as a percentage of revenues. During fiscal 2001 and 2000, the Company utilized SBIR grants as a significant source of funding for its research and development efforts. The Company will continue to use SBIR grants as a source of funding for its research and development efforts in fiscal 2002. The Company's obligation with respect to these grants is to perform the research on a best-efforts basis. Periodically, the Company may continue its research and development efforts related to these projects at its own expense. The Company has classified such costs as cost of product and contract research revenues to permit comparability between periods. This cost is considered company-funded research and development.

     Research and Development. Research and development expense for the nine months ended March 31, 2002 was $878,000 as compared to $960,000 for the comparable prior year period, a decrease of $82,000 or 9%. This decrease is primarily a result of the completion of development costs associated with the I-Plant(TM) seed in connection with the commercial product introduction in fiscal 2001. However, this decrease has been offset by the Company's decision to expend internal funds in the further development of its trace explosives detection device and polyurethane covered drug eluting coronary stent. The Company anticipates increases in future expenditures resulting for these new product development plans.

     Selling, General and Administrative. Selling, general and administrative expenses for the nine months ended March 31, 2002 were $1,742,000 as compared to $1,725,000 for the comparable prior year period, an increase of $17,000 or 1%. Included in selling, general and administrative costs was approximately $196,000 related to stock based compensation for warrants and stock options issued to certain consultants. Accordingly, selling, general and administrative costs, net of charges for stock based compensation, decreased to $1,546,000 for the nine months ended March 31, 2002, a decrease of $179,000 or 10% as compared to the comparable prior year period. The decrease reflects the positive impact of cost containment efforts employed by management. Theses cost containment efforts were initially undertaken in the second half of fiscal 2001. Cost containment measures included, but were not limited to, the elimination of discretionary spending not essential to achieving critical business objectives, replacement of certain members of senior staff and management with consultants experienced in a manufacturing environment focused on operational efficiencies, reduction of legal expenses associated with patent application preparation, and cancellation of the Company's previous public relations firm's contract.

     Other Income, Net. For the nine month period ended March 31, 2002 the Company recorded other expense, net of $10,000 as compared to other income, net of $109,000. The decrease is primarily a result of a lower available cash balance upon which to generate interest income.

     Net Loss. Net loss for the nine month period ended March 31, 2002 was $1,589,000 as compared to $2,436,000 for the comparable prior year period, a decrease in net loss of $847,000 or 35%. Included in net loss for the nine month period ended March 31, 2002 is an approximate charge of $196,000 related to stock based compensation. Accordingly, the net loss before giving effect to the charge for stock based compensation is $1,393,000 or a decrease of $1,043,000 or 43% as compared to the comparable prior year period. This reduction in net loss is attributable, in part, by the marked increase in total revenues, especially the growth in the sale of the I-Plant(TM) prostate seed, and the maintenance of stable operating expenses pursuant to the Company's cost containment measures. Offsetting these factors that contributed to a decrease in net loss was increased spending in research and development, specifically to further progress the development of the Company's trace explosives detection system and polyurethane coated drug-eluting coronary stent. The Company's earnings before interest, taxes, depreciation, amortization and stock based compensation ("Adjusted EBITDA") for the nine months ended March 31, 2002 were a negative Adjusted EBITDA of $804,000 as compared to a negative Adjusted EBITDA of $2,040,000 for the comparable prior year period, an improvement in Adjusted EBITDA of $1,236,000 or 61%. The Company calculated Adjusted EBITDA by adding depreciation, amortization and stock based compensation of $775,000 and $499,000 to the loss from operations of $1,579,000 and $2,539,000 for the nine month period ended March 31, 2002 and 2001, respectively. Adjusted EBITDA is not comparable to earnings determined in accordance with generally accepted accounting principles. Accordingly, Adjusted EBITDA as determined by the Company may not be comparable to similarly titled measures reported by other companies. We believe that this computation is useful in analyzing operating performance, but should be used only in conjunction with results reported in accordance with generally accepted accounting principles. This improvement in Adjusted EBITDA primarily reflects the positive impact of the increasing sales volume of the I-Plant prostate seed compared to the Company's manufacturing fixed cost structure.

     On March 28, 2002, the Company extended the expiration date from June 30, 2002 to June 30, 2003, of 1,000,000 warrants issued on June 23, 1999 in conjunction with the Company's initial public offering. The Company did not receive any consideration from the holders of the warrants. The Company has recognized this transaction as a preferred distribution based upon the estimated fair value of the extension of approximately $530,000. The effect of this transaction had no overall effect on stockholders' equity or cash, but increased net loss per share applicable to common shareholders by $0.09 per share. The basic and diluted net loss applicable to common shares per share for the nine months ended March 31, 2002 was $0.35 per share as compared to $0.42 per share for the comparable prior year period, a decrease in net loss applicable to common shares per share of $0.07 or 17%.

Year Ended June 30, 2001 vs. June 30, 2000

     Revenues. Total revenues for the year ended June 30, 2001 were $4,368,000 as compared to $3,973,000 for the comparable prior year period, an increase of $395,000 or 10%. We realized $365,000 in revenues in the prior year period on the sale of a customized piece of equipment, which we manufactured for a customer. This customized piece of equipment does not represent one of our core products and we do not actively seek to manufacture for sale such customized equipment. Net of the effect of this prior year equipment sale, our core product and contract research sales increased to $4,368,000 for the year ended June 30, 2001 from $3,608,000 for the comparable prior year period, an increase of $760,000 or 21%. The increase is attributable primarily to revenue recognized from the new I-Plant(TM) seed which the company began shipping in the first half of fiscal 2001. I-Plant(TM) prostate seed sales for the year ended June 30, 2001 were approximately $714,000. Over the nine (9) month period ended June 30, 2001, the I-Plant(TM) prostate seed sales have grown at a compounded average rate of 29% per month. Although management believes the prostate seed business will maintain a trend of strong growth, it is unlikely that a 29% monthly growth rate will be achieved as the product matures. In addition to the marked increase and growth in I-Plant(TM) seed sales since commercial introduction, we have also recognized an approximate 7% increase in medical coating revenues, realized primarily from two new customers, and a 47% increase in our semiconductors business. The 47% increase in the semiconductor business is a result of the addition of new customers who require outsourced ion implantation services for research and development activities. These gains were offset by a 31% decrease in government contract and grant revenue. The number of government grants decreased because we completed grants in fiscal 2000 or in the beginning of fiscal 2001. Additionally, either we did not receive new grants to replace the completed ones or we are still awaiting for approval on our grant proposals.

     Our two major customers, the Howmedica/Osteonics Division of Stryker Corporation and Biomet, Incorporated, combined, accounted for 34% of revenue in the year ended June 30, 2001 and 44%, for the comparable prior year period. Our sales to these customers decreased solely due to reduced purchase orders. MED-TEC, our exclusive distributor of prostate seeds, accounted for 16% of revenues for the year ended June 30, 2001. Our government contract and grant revenue accounted for 17% and 27% of revenue for the years ended June 30, 2001 and 2000, respectively. Our grant revenues, principally Small Business Innovative Research programs, fluctuate due to: (a) our desire to obtain external funding for our research and development efforts; (b) the availability of government funding; and (c) the time required to obtain approval of a grant application. We have been successful in obtaining Small Business Innovative Research grants in fiscal 2001 and 2000. We expect to continue to seek continuation or replacement of its existing Small Business Innovative Research grants in fiscal 2002.

     Cost of Product and Contract Research Revenues. Cost of product and contract research revenues for the year ended June 30, 2001 was $4,247,000 as compared to $2,749,000 for the comparable prior year period, an increase of $1,498,000 or 54%. As a percentage of revenues, the cost of product and contract research revenues increased to 97% for the year ended June 30, 2001 as compared to 69% for the comparable prior year period. This increase in cost is primarily attributable to the increase in cost of product sales due to: (a) overall increase in sales volume; (b) additional costs related to the introduction of the radioactive prostate seed, principally personnel costs and depreciation expense related to new equipment; and (c) costs incurred by us in connection with its research grants. During fiscal 2001 and 2000, we utilized Small Business Innovative Research grants as a significant source of funding for our research and development efforts. Our obligation with respect to these grants is to perform the research on a best-efforts basis. Periodically, we may continue our research and development efforts related to these projects at our own expense. During fiscal 2001 and 2000, we incurred approximately $728,000 and $170,000, respectively, in excess of amounts received under the terms of the Small Business Innovative Research grants. We have classified such costs as cost of product and contract research revenues to permit comparability between periods. This cost is considered company-funded research and development.

     Research and Development. Research and development expense for the year ended June 30, 2001 was $1,500,000 as compared to $1,345,000 for the comparable prior year period, an increase of $155,000 or 12%. This increase is primarily a result of the significant costs incurred in the first half of fiscal 2001 in connection with the I-Plant(TM) seed development. The costs associated with the development of the I-Plant(TM) seed have ceased as a result of the commercialization of the I-Plant(TM) seed.

     Selling, General and Administrative. Selling, general and administrative expenses for the year ended June 30, 2001 were $2,319,000 as compared to $2,188,000 for the comparable prior year period, an increase of $131,000 or 6%. Included in selling, general and administrative costs, was approximately $320,000 related to stock based compensation. Of the $320,000, $259,000 of these costs reflect non-cash charges that were not included in the prior year's costs and relate to a separation agreement with a former officer (See Note 12). Accordingly, selling, general and administrative costs, net of the charges for stock based compensation, decreased to $1,999,000 for the year ended June 30, 2001, a decrease of $189,000 or 9% as compared to the comparable prior year period. This decrease reflects our cost containment measures implemented during the second half of fiscal 2001. Cost containment measures included, but were not limited to, the elimination of discretionary spending not essential to achieving critical business objectives, replacement of certain members of senior staff and management with consultants experienced in a manufacturing environment focused on operational efficiencies, reduction of legal expenses associated with patent application preparation, cancellation of the Company's public relations firm's contract, and a reduction of purchases of spare parts inventory.

     Other Income and Expenses, Net. Other income, net for the year ended June 30, 2001 was $118,000 as compared to $217,000 for the comparable prior year period, a decrease of $99,000 or 46%. The decrease is primarily a result of a $133,000 decrease in interest income on available cash balances offset by a $31,000 decrease in interest payments on outstanding debt.

     Net Loss. Net loss for the year ended June 30, 2001 was $3,580,000 as compared to $2,488,000 for the comparable prior year period, an increase of $1,092,000 or 44%. This increase is attributable, in part, to the costs associated with the production start-up associated with the commercialization of the I-Plant(TM) seed, noncash charges for stock based compensation, and research associated with the development of the I-Plant(TM) seed. The basic and diluted net loss per share for the year ended June 30, 2001 was $.62 per share as compared to $.46 per share for the comparable prior year period, an increase of $.16 or 35%.

LIQUIDITY AND CAPITAL RESOURCES

     During fiscal 2000 and 2001, we incurred significant operating losses and utilized significant amounts of cash to fund operations. Research and development on the radioactive prostate seed commenced in approximately June 1988. We received Food and Drug Administration 510(k) clearance to market its I-Plant(TM) Iodine-125 radioactive seed for the treatment of prostate cancer in May 1999. On February 2, 2000 we signed a distribution agreement with MED-TEC for the exclusive United States distribution of our I-Plant(TM) Iodine-125 seed. From approximately May 1999 through August 2000, we expended resources in the building of a production facility to manufacture and sell the radioactive prostate seeds. We recognized its first sales of radioactive prostate seeds in the first half of fiscal 2001. Our transition from research and development on the radioactive prostate seeds to Food and Drug Administration approval and commercialization of this product represents a critical stage in our growth whereby we are transforming from a provider of ion implantation services for semiconductor and orthopedic applications to a manufacturer and seller of product in the form of radioactive prostate seeds.

     The completion of our research and development on the radioactive prostate seeds resulted in the discontinuance of research and development expenditures for the current radioactive prostate seed product being marketed and sold. The building and commissioning of the operating facility to manufacture the radioactive prostate seeds will result in ongoing operating expenditures to operate and maintain the facility to meet current production needs. However, management believes that expenditures for capital equipment purchases associated with the manufacture of the radioactive prostate seeds will not be required to meet the demand for product in the foreseeable future. Management believes that the cost structure of our radioactive prostate seed is driven by significant fixed costs, of which capital resources have already been expended prior to initial production, therefore our gross margins as they relate to the sale of radioactive prostate seeds should improve with the increasing volume of radioactive prostate seeds.

     During the second half of fiscal 2001, we implemented a number of programs to reduce its consumption of cash, including operating expense reductions. Our management has outlined a plan of appropriate action steps to attempt to ensure that we have adequate sources of cash to meet its working capital needs and research and development activities for at least the next twelve months. In May 2001, our management received approval from the board of directors to implement this action plan. The key elements of the plan are as follows:

     - Further operating expense reductions to eliminate certain expenditures that are not essential to achieving critical business objectives at this time (e.g., discretionary spending, further development efforts);

     - Pursuit of strategic financing alternatives including additional financing through the form of a $500,000 working capital line of credit with a related party;

     - Replaced certain members of senior management with consultants experienced in a manufacturing environment focused on operational efficiencies. These consultants also come at a much reduced cost that will save us approximately $150,000 in salary and benefits;

     -    Introduced its new radioactive prostate seed product; and

     - Discontinued nonessential research and development efforts, other than grants and contracts, that will reduce significantly the costs incurred during fiscal 2001.

     In addition to the key elements of the Company's plan, MED-TEC executed a contract in August 2001 with a hospital in the Southeast United States, which requires our use as its sole provider of Iodine-125 prostate seeds. This could increase our planned prostate seed sales for fiscal 2002. The agreement terminates on August 14, 2003 and may be extended at the option of the hospital for one or more additional terms of two years.

     As a result of implementing the above actions, management believes that its existing cash resources and cash from operations will meet working capital and research and development requirements over the next twelve months and improve operating results. However, unanticipated decreases in operating revenues, delays in government funding of grants, increases in expenses or further delays in product development may adversely impact our cash position and require further cost reductions. No assurance can be given that we will be able to operate profitably on a consistent basis.

     As of March 31, 2002, the Company had approximately $1,645,000 in cash in the form of cash and cash equivalents. Included in cash is $167,000 of restricted cash required to partially collateralize the Company's Equipment Term Loan, as discussed below. During the nine months ended March 31, 2002, operating activities used cash of approximately $904,000. Net cash used by operating activities primarily reflects the $1,589,000 net loss, a $152,000 increase in accounts receivable and a $185,000 increase in inventory; offset by a $190,000 increase in accounts payable, stock based compensation of $196,000, and depreciation and amortization of $579,000. During the nine months ended March 31, 2002, investing activities used cash of approximately $848,000, which was primarily attributable to $753,000 used in the purchases of property and equipment and $60,000 for the purchase of 60,000 shares of CardioTech International Inc. common stock. During the nine months ended March 31, 2002, financing activities provided approximately $2,165,000 in cash. Net cash provided by financing activities primarily includes proceeds from the exercise of stock options in the approximate amount of $153,000; the exercise of warrants in the approximate amount of $638,000, the sale of treasury stock in the amount of $253,000; and the issuance of $1,500,000 of common stock through a private placement, net of $272,000 of transaction costs. The proceeds from the issuance of equity were offset by payments on the Company's equipment term loan of $115,000.

     The Company had a Revolving Credit Facility ("Credit Facility") and has an Equipment Term Loan ("Term Loan") pursuant to a Loan Agreement with its bank. The Revolving Credit Facility is unsecured and the Equipment Term Loan is cross-collateralized and cross-defaulted. The Loan Agreement has a first lien on substantially all of the Company's assets.

     On September 30, 2000, the Company's Credit Facility expired. The Company chose not to renew the Credit Facility and the Company has no further borrowing rights or availability. Additionally, the Company has no borrowings outstanding with respect to the expired Credit Facility as of March 31, 2002.

     The Company's Term Loan provided a facility of $1,500,000, of which it had utilized $750,000. Interest is payable monthly at 1% above the bank's base rate commencing February 1998. As of March 31, 2002, the balance outstanding was $280,000 and no further borrowings are permitted on the Term Loan.

     The Company's Loan Agreement requires compliance with two financial covenants including minimum levels of net worth and net loss limits. At June 30, 2001, the Company's net loss covenant was greater than the required amount. On September 28, 2001, the Company and Stephen N. Bunker, a director and officer of the Company, (collectively, the "Pledgors") fully collateralized the Term Loan with $167,000 and $200,000 of cash (the "Collateral"), respectively, and executed pledge agreements with respect to the collateral. As of March 31, 2002, the Collateral was $367,000. The Pledgors deposited the Collateral with the Company's bank. The Collateral must remain with the Company's bank in an amount that is sufficient to collateralize only the balance outstanding on the Term Loan at any point in time until such Term Loan is paid in full. The pledge agreement allows the Company's bank to use the Collateral to fulfill the obligations of the Term Loan in the event of a default by the Company in payment of the principal or interest of the Term Loan. The Company's bank has waived its rights under the Loan Agreement with respect to this financial covenant at June 30, 2001 through and including June 30, 2002.

     On October 10, 2001, the Company entered into a $500,000 Line of Credit with CardioTech, a related party. The Line of Credit provides for funding at the discretion of the Company, is subject to a security agreement providing a second lien on substantially all of the Company's assets, and provides for a $15,000 commitment fee which was paid during the three month period ended March 31, 2002. The Company and CardioTech mutually agreed to terminate the Line of Credit on March 29, 2002. There were no borrowings on this Line of Credit from inception through its termination on March 29, 2002. As of March 31, 2002, there were no borrowings outstanding or other obligations due CardioTech in respect of the Line of Credit.

     The Company received $1,500,000 in a private placement with an investor and issued 145,349 Units, each consisting of one share of its common stock and one common stock purchase warrant. Two warrants are exercisable for one share of its common stock at an exercise price of $12.00 per share. Originally, the exercise price of the warrants was $12.90 per share. Under the terms of the financing agreement, if the registration statement is not effective within 90 days following the closing date of the financing the exercise price of the warrants is reduced 5% for the first month and 2% for each additional month that the registration statement is not effective for up to 24 months following the closing date. Total consideration received was $1,500,000, which reflected a discount of 20% from the market price. This discount reflects the best terms available to the Company in the private placement market during its second fiscal quarter of 2001.

     In connection with the transaction, the Company issued additional warrants to the investor's general counsel to purchase 10,000 shares at an exercise price of $12.00 per share and a document preparation fee of $5,000. The Company also engaged two placement agents who received warrants to purchase an aggregate of 12,000 shares of the Company's common stock at an exercise price of $12.90 per share and a placement fee of $105,000. Originally, exercise price of the warrants was $12.90 per share. Under the terms of the financing agreement, if the registration statement is not effective within 90 days following the closing date of the financing the exercise price of the warrants is reduced 5% for the first month and 2% for each additional month that the registration statement is not effective for up to 24 months following the closing date. All warrants pursuant to this transaction are exercisable at any time prior to December 12, 2006. Mr. Pasquale Ruggieri, a member of the Company's Board of Directors, also serves as an investment banker for one of the placement agents in connection with this transaction.

     The Company has recorded the proceeds from the private placement, net of the discount of $300,000 and offering costs of $272,000 paid in cash and warrants having a fair value of $55,000, as a capital contribution.

     Between December 18, 2001 and January 3, 2002, warrants to purchase 70,900 shares of the Company's common stock were exercised at an exercise price of $9.00 per share and the Company received gross proceeds of $638,000. Although warrant exercises such as this were registered in connection with the Company's initial public offering, the Company's prospectus had not been updated to include developments in the Company's business since the initial public offering. To the extent that purchasers of these shares were damaged, the Company could be exposed to liability, including, possibly, liability for rescission of their purchases. The Company has recognized a liability of

$638,000 as amounts due to shareholders and segregated the related proceeds to reflect the potential amount necessary to rescind the exercise of the warrants. During the period in which the warrants were exercised, the Company's stock price ranged from $11.00 to $14.07 per share; however, at this date the Company is unable to determine whether or at what price each of the purchasers may have disposed of the shares they acquired by exercising the warrants and if any of the purchasers were damaged.

     In addition, the Securities and Exchange Commission may have the authority to impose a variety of remedies, including, possibly, fines. The Company is in the process of evaluating the impact of the aforementioned exercise, but does not believe that its liability, if any, to such purchasers would be material to its financial condition or results of operations.

     During the year ended June 30, 2001, operating activities used cash of approximately $2,801,000. Net cash used by operating activities primarily reflects the $3,580,000 net loss, a $248,000 increase in inventories, a $290,000 decrease in accounts payable, and a $55,000 decrease in accrued expenses. These uses of cash were offset by $280,000 provided by an increase in accounts receivable and depreciation and amortization of $653,000.

     During the year ended June 30, 2001, investing activities used cash of approximately $1,023,000. Net cash used by investing activities included $977,000 in purchases of property and equipment.

     During the year ended June 30, 2001, financing activities provided approximately $218,000 in cash. Net cash provided by financing activities primarily includes proceeds from the exercise of stock options offset by payments on our equipment term loan. Additionally, in May 2001, we repurchased 23,000 shares of our common stock from a former officer at a cost of $207,000, the fair market value of the common stock on the date of the transaction.

     The Company will require substantial funds for further research and development, future pre-clinical and clinical trials, regulatory approvals, continued expansion of commercial-scale manufacturing capabilities, and the marketing of its products. The Company's capital requirements depend on numerous factors, including but not limited to, the progress of its research and development programs; the progress of pre-clinical and clinical testing; the time and costs involved in obtaining regulatory approvals; the cost of filing, prosecuting, defending and enforcing any intellectual property rights; competing technological and market developments; changes in the Company's development of commercialization activities and arrangements; and the purchase of additional facilities and capital equipment.

     As of March 31, 2002, the Company was conducting its operations with approximately $1,645,000 in cash and cash equivalents (including $167,000 of restricted cash). The Company estimates such amounts combined with its anticipated cash flow from operations will be sufficient to fund its working capital activities in the next twelve months. Future expenditures for research and product development, especially relating to outside testing and clinical trials and commercialization of its trace explosive detection system, are discretionary and, accordingly, can be adjusted, as can certain selling, general and administrative expenses, based on the availability of cash.

     The Company estimates such amounts combined with its cash flow from operations and borrowing arrangements, as provided by CardioTech in the form of the Line of Credit previously discussed, will be sufficient to fund its working capital and research and development activities in the next twelve months. Future expenditures for product development, especially relating to outside testing and clinical trials, are discretionary and, accordingly, can be adjusted, as can certain selling, general and administrative expenses, based on the availability of cash.

                                  OUR BUSINESS

     In addition to historical information, this Amendment No. 4 to the Registration Statement on Form SB-2/A contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "project," "estimate," "forecast," and similar expressions, among others, identify forward looking statements. The forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in such
forward-looking statements.   Factors that might cause such a difference
include, but are not limited to, those discussed in the sections entitled "Business", "Risk Factors", and "Managements Discussion and Analysis of Financial Condition and Results of Operations." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date thereof. The Company undertakes no obligation to revise or publicly release the results of any revision of these forward-looking statements. Readers should carefully review the risk factors described in the Registration Statement and in other documents that the Company files from time to time with the Securities and Exchange Commission.

     Implant Sciences Corporation (the "Company"), incorporated in August 1984 has, over the past seventeen years, developed core technologies using ion implantation and thin film coatings for medical device applications and has proprietary processes and equipment for the manufacture of medical radiation therapeutic devices. This technology has been applied to the manufacture of radioactive prostate seeds using a dry fabrication process which we believe will be more cost-effective and less hazardous than conventional processes which use radioactive wet chemistry. Our I-Plant(TM) seeds are made radioactive in a nuclear reactor prior to shipment to customers. We believe that the opportunities for radioactive prostate seeds will continue to grow as an attractive alternative to other methods of treatment. Research and development on the radioactive prostate seed commenced in approximately June 1988. We received Food and Drug Administration 510(k) clearance to market our I-Plant(TM) Iodine-125 radioactive seed for the treatment of prostate cancer in May 1999. On February 2, 2000 we signed a distribution agreement with MED-TEC for the exclusive United States distribution of our I-Plant(TM) Iodine-125 seed. From approximately May 1999 August 2000, we expended resources in the building of a production facility to manufacture and sell the radioactive prostate seeds. We recognized our first sales of radioactive prostate seeds in the first half of fiscal 2001. The transition from research and development on the radioactive prostate seeds to Food and Drug Administration approval and commercialization of this product represents a critical stage in our growth from a provider of ion implantation services for semiconductor and orthopedic applications to a manufacturer and seller of product in the form of radioactive prostate seeds.

     In the interventional cardiology field, we are developing internally, as well as with the support of Phase I and Phase II government grants, coronary brachytherapy devices for the prevention of restenosis (reclosure of the artery) after balloon angioplasty. We believe these implants, radioactive seeds used for the treatment of prostate cancer and coronary brachytherapy devices used for the prevention of restenosis (reclosure of the artery) after balloon angioplasty, will have a significant competitive advantage over currently existing devices.

     We are currently developing our proprietary thin film coating technology in order to apply it to radiopaque (visible by x-ray) coatings on stents, guidewires, catheters and other devices used in interventional cardiology procedures. In addition, we are applying our ion implantation technologies to modify surfaces to reduce polyethylene wear generation in orthopedic joint implants, manufactured by the Howmedica/Osteonics Division of Stryker Corporation and Biomet Incorporated. We also supply ion implantation services to numerous semiconductor manufacturers, research laboratories and universities. We currently have seventeen issued United States patents and seven United States patents pending covering our technologies and processes. We also have two international patent applications pending.

     Since May 1999, we have been performing research to develop a trace explosives detector, which could be used to detect hidden bombs in airports and other public places. This technology is yet another application of our ion source technology. In November 2001, we developed a portable prototype and in December 2001 we demonstrated it to an independent third party. Following this demonstration, management decided to pursue the technology and to prepare for submission a research and development agreement by June 2002. See "Current and Future Products."

     Although there are a wide range of commercial applications for our proprietary technologies, we have chosen to focus initially on the medical device industry. Within the medical device industry, we are concentrating on the prostate cancer, interventional cardiology and orthopedic segments. We are also performing research and development on technology that can be used in the explosives detection industry and have developed a working prototype. Management believes that such technology, if successfully developed and commercialized, could provide us with additional business opportunities for growth.

TECHNOLOGIES

     General. We use two core technologies, ion implantation and thin film coatings, to provide enhanced surfaces to various medical implants and semiconductor products. With respect to each core technology, we have developed proprietary processes and equipment for the purpose of improving or altering the surfaces of medical implants and semiconductor wafers.

     Ion implantation and thin film coatings are techniques first developed in the 1970's to improve the functional surface properties of metals, ceramics and polymers, such as friction, wear, wetability and hardness. Ion implantation was initially developed as a means to dope semiconductors in the fabrication of integrated circuits. The accuracy, cleanliness and controllability of this process has made it the standard for semiconductor manufacturing. Ion implantation is generally preferred over other surface modification methods because it does not delaminate, does not require high temperatures and does not deform or alter the dimensions of the treated surface.

     Thin film coatings were initially developed to interconnect transistors on semiconductor chips. Thin films modify surfaces by layering a desired metal or ceramic coating on the substrate material. Common thin film coating techniques include chemical vapor deposition and physical vapor deposition.

     Ion Implantation. Ion implantation is a process by which ions (electrically charged atoms) are accelerated to high velocity in a vacuum and directed toward a substrate or target material. The atoms become embedded just below the surface of the material producing an alloy composed of the atoms and the substrate material in the near-surface region of the target material. This surface alloy may have new mechanical, electrical, chemical, optical and other properties. We believe our proprietary technology, including high current ion sources and specialized component holding fixtures, provides higher ion implant doses and higher beam power and yields superior surface characteristics at lower cost than commercially available equipment.

     Ion implantation can be used to embed single isotopes of radioactive or non-radioactive elements into components. We are using our proprietary equipment to manufacture radioactive seed implants for the treatment of prostate cancer and other carcinomas which can be manufactured without expensive cyclotrons or linear accelerators and without hazardous radioactive wet chemistry, the methods currently employed by existing suppliers. We have seventeen United States patents issued and seven United States patents pending on our processes. We also believe we can cost-effectively implant ions of therapeutic radioisotopes including phosphorous-32, palladium-103 or ytterbium-90 into a device such as a coronary stent used to reduce restenosis following balloon angioplasty.

     Thin Film Coating. A thin film coating is grown upon a substrate in a vacuum by the gradual deposition of atoms on the substrate. Our proprietary unbalanced magnetron sputtering process results in coatings that are extremely dense and free of voids, yielding good contrast and sharp edges under x-ray or fluoroscopic examination. These coatings usually consist of gold or platinum for radiopaque applications. Our proprietary manufacturing process allows for efficient utilization of precious metals and for cost effective recovery and recycling of these precious metals. We are also developing processes to coat stents, guidewires and catheters used in interventional cardiology procedures with substances, usually gold or platinum, that allow those stents, guidewires and catheters to be visible under x-ray observation during a procedure. We believe other techniques for applying thin film coatings are less desirable for medical device applications because of their inability to apply a dense coating, while continuing to be flexible and adhering to the substrate.

     Trace Explosives Detection. We have developed a prototype instrument which can detect the vapor from trace amounts of explosive compounds including plastic explosives such as RDX, the compound commonly found in C4 explosives. The system works by ionizing explosive molecules in air using a laser beam and then detecting the ionized molecules of the explosive using ion mobility spectrometry. The prototype instrument has successfully detected molecules of five different types of explosives at the parts per trillion concentrations in air. We believe this technology will provide commercial systems with improved sensitivity and capabilities than equipment presently available.

CURRENT AND FUTURE PRODUCTS

Prostate Cancer Seeds

     General. The alternatives generally presented to patients diagnosed with early stage prostate cancer are surgical removal of the prostate (radical prostatectomy) or external beam radiation. Both techniques frequently have significant side effects including impotence and incontinence. Brachytherapy has been an increasingly popular treatment technique whereby radioactive seeds (each of which is approximately half the size of a grain of rice) are permanently implanted into the prostate. This technique allows the delivery of highly concentrated yet confined doses of radiation directly to the prostate. Surrounding healthy tissues and organs are spared significant radiation exposure. Advances in transrectal ultrasound and catscan imaging equipment provide detailed and precise measurements of prostate size and shape, for seed distribution and placement.

     Prostate Seeds. We have developed, and been granted two United States patents covering radioactive seeds, implants and methods of manufacturing radioactive seed implants by a proprietary process. We have received Food and Drug Administration 510(k) clearance to market our I-Plant(TM) Iodine-125 radioactive seed for the treatment of prostate cancer. These seeds are used primarily in the treatment of prostate cancer. Our 510(k) clearance permits treatment of any localized tumors treatable by temporary or permanent brachytherapy. Accordingly, we believe there is no liability for off-label use. A twelve-year study conducted by the Northwest Hospital, Seattle, Washington shows that this treatment has a twelve-year disease-free survival rate equal to surgical removal of the prostate and may be superior to other early stage treatments, with a substantial reduction in the negative side effects, impotence and incontinence, frequently associated with surgery and external beam radiation treatment. The National Cancer Institute and American Cancer Society have reported that sexual potency after implantation of radioactive seeds has been 86% to 92%, which compares with rates of 10% to 40% for radical prostectomies and 40% to 60% for external beam radiation therapy. Our production method, involving a proprietary dry fabrication process, does not use radioactive wet chemistry. On July 28, 1999 we received our Radioactive Sealed Source Registration Certificate, a Nuclear Regulatory Commission requirement administered by the Commonwealth of Massachusetts as a Nuclear Regulatory Commission Agreement State. On February 2, 2000 we signed a distribution agreement with MED-TEC for the exclusive United States distribution of our I-Plant(TM) Iodine-125 seed.

     Manufacturing. Management believes that the Company's manufacturing process results in lower capital equipment and manufacturing assembly costs and is less hazardous than the manufacturing processes used by our competitors. Other radioactive prostate seed manufacturers use radioactive wet chemistry during seed assembly for Iodine-125 products. Our dry process, for which we have patents issued and pending, uses a dry fabrication process, and we believe it requires fewer personnel and yields faster throughput. Following seed core assembly we send our seed cores to a nuclear reactor for activation. Using this dry fabrication process, seed cores can be fabricated and inventoried in large quantities and activated only when ordered. Due to the short half-life of Iodine-125 (60 days), the competition must assemble and ship seeds on a tight schedule so they can be implanted into the patient at the appropriate radioactive strength. We maintain multiple source vendors for our raw materials supplies in the construction of our radioactive prostate seeds including Trace Sciences International, Isoflex USA, Inc., Specialty Glass Products, United Silica Products, Uniform Tube Corporation, and Fraen Machining Corporation. In addition, we maintain multiple nuclear reactor sources capable of activating the radioactive prostate seeds, including Studsvik Nuclear Corporation and NRG Petten.

     Sales. On February 2, 2000 we signed a distribution agreement with MED-TEC. Under this agreement, MED-TEC has agreed to act as our exclusive distributor for our Iodine-125 radioactive seed for the treatment of prostate cancer in the United States, the District of Columbia, and Puerto Rico. This agreement has a three year term and may be extended for a further two years by MED-TEC by giving us 120 days written notice. Under this agreement, MED-TEC is obligated to purchase a minimum number of seeds per week from us. The price paid by MED-TEC for our seeds will vary depending upon market conditions. Either party may terminate this agreement on 120 days written notice upon a material breach by the other party. The agreement may also be terminated by either party if it is deprived of the benefits of the agreement as a result of force majeure for a period of more than 120 days. MED-TEC's sales of prostate seeds accounted for 42% and 17% of revenues for the nine months ended March 31, 2002 and for the year ended June 30, 2001.

Interventional Cardiology Devices

     General. In cooperation with certain device manufacturers and with the support of government research contracts and grants, we are in the process of developing a number of devices to be used in interventional cardiology procedures. Among these devices are temporary coronary brachytherapy systems and coronary stents that are used to reduce restenosis following balloon angioplasty and stents, guidewires and catheters containing radiopaque markers. Coronary stents are made of metals which are not radiopaque and in many cases must be coated with dense precious metals for increased visibility that is critical to their guiding, positioning, manipulation and placement.

Temporary Coronary Brachytherapy Systems

     With the support of a government research grant, we have begun an initiative on a catheter-based brachytherapy system device for the prevention of restenosis, reclosure of the artery, following balloon angioplasty. The catheter is being designed to deliver localized radiation to the patient's artery, using Iodine-125, a soft gamma ray emitter mounted on the tip of a delivery catheter. Using our patented core technology for the I-Plant(TM) seed we are developing a proprietary process to produce radioactive sources of sufficient strength to be used in the vascular system. We expect that the use of this soft gamma ray isotope within the catheterization laboratory will allow the physician and staff to remain at the patients side during the treatment, which is currently not an option with other gamma ray emitters. We anticipate that this soft gamma ray should also make the procedure more acceptable to the interventional cardiologist, compared to other systems currently in clinical development.

     Radioactive Stents. In fiscal 1998, we were awarded a grant from the National Institutes of Health for the first phase of a possible two-phase program to further develop radioactive stents on a commercial basis. In September 1999 we were notified by the National Institutes of Health that we were awarded a $750,000 Phase two grant, based on our successful Phase I grant, to further develop our radioactive stents.

     Radiopaque Coatings. We have developed proprietary methods for applying radiopaque coatings onto a variety of medical devices manufactured by our customers in order to increase the visibility of such devices during interventional cardiology and other catheter-based procedures. These biocompatible coatings are deposited using a proprietary unbalanced magnetron sputtered coating process. The resulting coating is extremely dense and free of voids yielding good contrast and sharp edges under x-ray or fluoroscopic examination. We use this process to coat stents, guidewires and catheters. For a fractional increase in the manufacturing cost of a stent, the Company believes its coatings can provide significant added value and enhanced performance. The Company's thin film coatings are being evaluated by certain customers for stents, guidewires and catheters.

Orthopedic Total Joint Replacements

     General. We provide surface engineering technology to manufacturers of orthopedic hip and knee total joint replacements. The majority of existing hip and knee joint replacements are made of a cobalt chromium femoral component that articulates against a polyethylene component. While offering excellent biocompatibility and superior wear resistance over prior alloys and designs and potentially longer average life than prior alloys, cobalt chromium devices still suffer from particle generation where the metal and polyethylene components articulate against each other. This particle generation has been identified as a primary cause of implant loosening due to osteolysis requiring repeat surgery.

     Orthopedics. We implant cobalt chromium components of total joint replacements manufactured by our customers with nitrogen ions. Nitrogen ion implantation of these components reduces polyethylene wear by modifying the native oxide present in cobalt chromium alloys. Laboratory tests and clinical studies have shown that nitrogen ion-implanted cobalt chromium components offer superior performance over untreated components, significantly reducing wear and slowing the incidence of osteolysis which ultimately leads to revision surgery.

     Manufacturing. We believe we now operate one of the highest beam-current ion implanters used in the medical field. This equipment has higher through-put and lower cost than equipment with a lower beam-current. For our new second generation orthopedic coating, this equipment can provide a ceramic coating with superior characteristics due to its patented "blended interface" process. We maintain multiple source vendors for our gas supplies, the primary raw material used in the ion implantation process in providing this service, including Trace Sciences International and Isoflex USA, Inc.

     Sales. We currently implant cobalt chromium components of total joint replacements made by our customers with nitrogen ions and are developing ceramic ion implantation techniques for total joint replacements. We receive untreated cobalt chromium total joint replacements from our customers and implant them at our facility. We then invoice and ship the implanted total joint replacements to our customers. We maintain two major customers, the Howmedica/Osteonics Division of Stryker Corporation and Biomet, Incorporated, combined, accounted for 27% and 39% of revenue for the nine months ended March 31, 2002 and March 31, 2001, respectively.

     Markets. Osteoarthritis is a natural result of the aging process and is the predominant cause of the need for joint replacement. We believe that longer life expectancy as well as the growth in the number of people over age 50 will cause the demand for total joint replacement to increase. According to the American Academy of Orthopedic Surgeons, the hip and knee total joint replacement market was estimated to be 1,100,000 units in 2000 in the United States. The Company treats approximately 50,000 units each year using its ion implantation process for the Howmedica/Osteonics Division of Stryker Corporation and Biomet, Incorporated. Our research has shown that our ceramic coatings can decrease wear debris generation by two-thirds, which we believe will reduce osteolysis and thereby reduce the need for revision surgery.

Semiconductor Ion Implantation

     We supply ion implantation services to numerous semiconductor manufacturers, research laboratories, and research universities. Ion implantation of electronic dopants into silicon, the process by which silicon is turned into a semiconductor, is an integral part of the integrated circuit fabrication process. While many of our customers have their own ion implantation equipment, they often use our services and specialized expertise for research and new product development because they do not want to interfere with production or because they are unable to perform the services themselves.

     To serve this market, we offer the ion implantation of over 60 of the 92 natural elements for our customers' research programs. We offer all of the necessary dopants for silicon as well as for new materials such as gallium arsenide, silicon carbide, indium phosphide and other advanced compound semiconductors. We also perform high dose ion-implantation of silicon and germanium to improve the crystallinity and to modify the semiconductor properties of these materials. We maintain multiple source vendors for our gas supplies, the primary raw material used in the ion implantation process in providing this service, including Trace Sciences International and Isoflex USA, Inc.

Trace Explosives Detection Equipment.

     We are developing several explosive detection systems that could be used in airports, public and government buildings, and sporting event facilities. The systems use our proprietary technology, which includes the use of laser beams in combination with ion mobility spectrometry, to electronically detect minute quantities of explosive vapor molecules in the air.

     This project has been ongoing since approximately May 1999. It involved a certain amount of one of our employee's time and certain outside contractors. Total costs of this project have been approximately $150,000 in the aggregate over the project period. This project was undertaken by our research personnel who are constantly researching new applications for this technology. The development of new applications is typically funded through government grants or internal funding. Originally, we funded a research and development program for the electronic detection system to produce enough data to write grant proposals for the Department of Defense to detect unexploded bombs and mines.

     The Department of Transportation has stated that the U.S. could spend between $1.9 billion and $2.5 billion on equipment for detection of bulk amounts and trace amounts of explosives. We do not know how much will be allocated to each of trace and bulk equipment or how much allocated to equipment for the detection of trace amounts of explosives will be allocated to devices like ours.

     In June 2000, we developed our first generation device, which demonstrated sensitivity to the explosive TNT. In June 2001, we developed a second generation prototype with increased sensitivity and selectivity. This device can detect and specify an increasing number of compounds within various explosive materials. The explosives that have been tested to date are TNT, RDX, PETN, EGDN, and DNT. RDX is the primary component of C3 and C4 explosives, such as Datasheet and Semtex, as well as certain types of black powder explosives. We believe these explosives represent the majority of the explosives presently used in terrorist activities. After the attack on the World Trade Center occurred on September 11, 2001, management made the decision to continue the internal funding of the project rather than await funding through government grants. In December 2001, we successfully demonstrated our working prototype of the electronic detection system to several third parties. Our electronic detection system has been subjected to controlled testing by third parties and successfully detected a sample of C4. As a result of the successful demonstration, we believed it was appropriate to further pursue the commercial development of our electronic detection system device. We are developing a pre-production electronic detection system that we believe will be completed prior to the end of our fiscal year ending June 30, 2002. This pre-production electronic detection system will form the basis of a commercial unit and we will submit it to third parties for testing and evaluation.

     The electronic detection system detects microscopic quantities of explosive molecules in the air. The device does not use X-rays and does not produce a danger to personnel operating the device or scanned by the device. The device is a sensor that receives signals that are already in the environment. Two companies market trace electronic detection systems (Ion Track Instruments, a U.S. privately held company, and Smiths Plc, a U.K. publicly held company). Both of these competitors use Ion Mobility Spectrometry in their respective devices for the detection and classification of explosive molecules. Additionally, both of these competitors use Nickel-63, a radioactive source, to ionize the explosive vapors. Our electronic detection system also uses Ion Mobility Spectrometry technology to detect and classify explosives molecules, however, our electronic detection system uses a laser beam to ionize the explosive molecules. The laser yields greater sensitivity than Nickel-63 and has the potential to detect explosives without physically rubbing or swiping the outside of a container or luggage. Currently, the trace electronic detection systems require the operator to physically rub or swipe the articles to be tested. The swab or cloth is then placed into electronic detection system, heated to evaporate some of the explosive particles, and then directs these vapors into the Ion Mobility Spectrometry device. Our electronic detection system uses a sensor that does not require physical contact to screen the article to detect trace residues and detects the explosives from the vapor alone. Since our device does not use any X-ray source, management believes it is safer than trace explosives residue detection systems currently in use.

     We believe our explosives detection system is roughly 833 to 4,500 times more sensitive than an explosives-sniffing dog. This belief is based on the assumption that an explosives-sniffing dog is as sensitive to explosives as it is to narcotics.

     We have tested for false positives and false negatives by using numerous non-explosive organic vapors. The electronic detection system properly did not register the existence of non-explosives. The accepted testing methodology for false positives requires testing on a commercially available electronic detection system and is usually performed in the context of a specific application, such as baggage screening, personnel screening, locating bombs in buildings, and cargo or auto screening. The official false positive and false negative testing must be done by an independent third party agency, however, such independent testing has not yet been performed.

     Management believes the material competitive disadvantage of our electronic detection system is the cost. We believe that our device will be 30% to 40% more expensive than Ion Mobility Spectrometry based electronic detection systems, which are approximately $40,000 to $50,000 per unit. However, we believe that the efficiency of our electronic detection system and the resultant improvement in throughput of the quantity of carry-on articles and personnel that can be screened will provide a cost justification.

     Consistent with our policy to protect our proprietary technologies, we plan to submit at least two preliminary patent applications to the United States Patent and Trademark Office. These patent applications will cover specific design configurations that are responsible for our improved vapor detection sensitivity.

     We are developing several versions of the systems to serve these markets. We are developing a table-top unit, which can be used to screen passengers and carry-on baggage in airports. We are also developing a portable system, which can be used to replace bomb-sniffing dogs to clear buildings, aircrafts, or ships where hidden bombs are believed to exist. We plan to first market these systems to U.S. government agencies for use in airports and government buildings.

     The electronic detection system does not change our current operational and spending focus. Our operations and spending continue to focus on the sales of our semiconductor, medical coatings and prostate seed products. Additionally, we continue to fund research and development through government grants in accordance with the provisions of the respective grant awards. We will require additional funding in order to advance the commercial development of the electronic detection system. We will attempt to obtain such financing by: (i) a government grant, (ii) the exercise of the redeemable common stock purchase warrants, or (iii) private financing. However, there can be no assurance that we will be successful in our attempts to raise such additional financing.

MARKETING AND SALES

     Our marketing and sales methods vary according to the characteristics of each of our main business areas. Foreign sales have comprised less than five percent of our total revenues. Sales and marketing to the medical device and semiconductor markets are directed by the Company's Vice President of Marketing and Sales who is assisted by product managers or sales representatives in each area. United States sales of the I-Plant(TM) Iodine-125 radioactive seed is done through our distribution partner MED-TEC and sales in the other medical device and semiconductor areas are handled by three full time salespeople, product managers or customer service. The solicitation and proposal process for research and development contracts and grants are conducted by the Company's President, its Chief Scientist, and its scientific staff.

Medical Sales and Marketing

     We have partnered with MED-TEC to market and sell our radioactive prostate seeds within the United States, the District of Columbia and Puerto Rico. We plan to partner with another organization for sales and marketing in Europe. We plan to market our coronary devices directly to cardiovascular manufacturers who will in turn sell the products to hospitals.

     In the business of ion implantation for total joint replacements, we concentrate on identifying and serving leading manufacturers. Where possible, we attempt to become the sole provider of devices or surface engineering services to each such manufacturer. Our marketing and sales efforts require considerable direct contact and typically involve a process of customer education in the merits of our technology. We accomplish this by first researching customer needs, delivering scientific papers at orthopedic and biomaterial conferences, and through presentations at customer sites. Our internal research and government research grants are an integral part of the marketing process. Our patent portfolio is also very important in this process.

     To promote sales of our radiopaque coatings, we attend trade shows, use press releases, and our website at www.implantsciences.com. Once a customer's interest is established, the sales process proceeds with an initial demonstration project funded by the customer. A set of developmental runs are then performed to determine project feasibility and to roughly optimize a parameter set for deposition. After testing of samples generated and considering cost estimates for production quantities, the customer may authorize us to proceed to pilot production.

     In pilot production, typically, several hundred units are produced in a manner equivalent to the envisioned full production method. Pilot production may be done on an existing piece of equipment with customer/device specific fixturing, or a prototype machine depending on the complexity of the process and device. Samples made in pilot production are fabricated into complete devices and used by the customer for further testing, clinical studies, Food and Drug Administration submissions, and marketing and sales efforts.

     We are aware of a United States patent of a third party having broad claims covering radioactive stents and methods of using radioactive stents for the treatments of restenosis. We have not sought a formal opinion of counsel regarding the validity of this patents or whether our process may infringe this patent. At this time, we have no plans to implant radioactivity onto coronary stents manufactured by the patent holder, its licensees or others.

Semiconductor Sales and Marketing

     Since semiconductor ion implantation is a standard process in all integrated circuit fabrication, customers usually know what they want and little education is necessary. Our services are promoted and sold through trade shows, advertising in trade magazines, direct mailings, press releases, and our website at www.implantscisences.com. Most sales are between $600 and $2,500 per order, take less than one day to complete, and the entire sales effort is often conducted by telephone. Most of our sales in this area are for outsourced customer-specified ion implantation services which the customer's own ion implantation department is unable or unwilling to perform.

Government Contracts

     Research and development contracts from the United States government must be won through a competitive proposal process which undergoes peer review. We are in frequent contact with the National Institutes of Health, the Department of Defense, the Department of Energy and other agencies at technical conferences to stay informed of the government's needs. We believe our management and senior scientific staff have earned a strong reputation with these and other agencies. To date we have been awarded research and development contracts by the National Institute of Health, the Department of Defense, the National Science Foundation, and the National Aeronautics and Space Administration ("NASA").

RESEARCH AND DEVELOPMENT

     Our technical staff consists of eleven scientists and engineers, including six with Ph.D. degrees, and five with Bachelor Degrees or with expertise in physical sciences and engineering. All of our existing and planned products rely on proprietary technologies developed in our research and development laboratories. Our research and development efforts may be self-funded, funded by corporate partners or by awards under the Small Business Innovative Research program of the United States Government. Under the Small Business Innovative Research program, we retain the right to patent anything developed pursuant to the program, however, the US Government retains a royalty free license to use the technology. We have obtained over $6 million in United States government grants and contracts over the past 10 years. Each research and development agreement with our corporate partners defines the rights to these agreements. Since September 2000, no corporate partner has funded research and development programs.

     We spent approximately $2,975,000 and $2,300,000 on research and development in the fiscal years ended June 30, 2001 and 200, respectively. Approximately $747,000 and $788,000 of research and development activities were borne directly by customers in 2001 and 2000, respectively, We spent approximately $1,826,000 and $1,887,000 on research and development for the nine months ended March 31, 2002 and 2001, respectively. Approximately $497,000 and $604,000 of research and development activities were borne directly by customers in the nine months ended March 31, 2002 and 2001, respectively.

     One of our research and development programs that we completely funded is the development of our trace explosives detection systems. Since May 1999, we have spent approximately $150,000 on this program.

PATENTS AND PROPRIETARY TECHNOLOGY

     It is our policy to protect our proprietary position by, among other methods, filing United States and foreign patent applications. We currently have seventeen issued United States patents and seven United States patent applications pending. We also have two international patent applications pending. Of the seventeen patents issued, four (4) are of material importance to us and are in the field of brachytherapy. These four (4) material patents expire in the years 2017 through 2019.

     We have exclusive rights inter-alia under patents covering the following technologies: (i) methods of rendering coronary stents radioactive, (ii) a radioactive, radiopaque stent device, (iii) methods of growing ceramic coatings on orthopedic implants, (iv) methods of generating ion beams and (v) an iodine-125 radioactive prostate seed. In addition, we also have patents pending on (i) a palladium-103 radioactive prostate seed, (ii) vascular brachytherapy devices, and (iii) drug eluting stents.

     We intend to seek further patents on our technologies, if appropriate. However, there can be no assurance that patents will issue for any of our pending or future applications or that any claim allowed from such applications will be of sufficient scope or strength, or be issued in all countries where we sell our products and services, to provide meaningful protection or any commercial advantage to us.

     We also rely on unpatented proprietary technology, trade secrets and know-how and we do not know if others will independently develop substantially equivalent proprietary information, techniques or processes, that such technology or know-how will not be disclosed or that we can meaningfully protect our rights to such unpatented proprietary technology, trade secrets or know-how. Although we have entered into non-disclosure agreements with our employees and consultants, we cannot be sure such non-disclosure agreements will provide adequate protection for our trade secrets or other proprietary know-how.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     Medical devices incorporating our technologies, such as radioactive prostate seeds and interventional cardiology devices, are subject to Food and Drug Administration regulation. The burden of securing Food and Drug Administration clearance or approval for these core business medical devices rests with the Company's medical device manufacturers or licensees. The Company has received Food and Drug Administration 510(k) clearance to market its I-Plant(TM) Iodine-125 radioactive seed for the treatment of prostate cancer.

     In the 510(k) clearance procedure, a company must show that its new product is "substantially equivalent" to a medical device that is currently approved for use. This process requires an application to the Food and Drug Administration for 510(k) clearance. If the Food and Drug Administration determines that a product is in fact substantially equivalent to a product that has already been approved for use, the Food and Drug Administration grants 510(k) clearance for the sale of the new product. This process is quicker and less expensive than obtaining approval for an entirely new product. We obtained 510(k) clearance for our I-Plant(TM) prostate seed product in May 1999.

     Supplemental or full pre-market approval reviews require a significantly longer period. A pre-market approval will be required for our interventional cardiology devices. The pre-market approval process begins with an animal test that leads to the preparation of an Investigational Device Exemption granted by the Food and Drug Administration. The Investigational Device Exemption allows the company to do a small clinical trial. If successful, a larger, multi-institutional clinical trial is performed. The results of both clinical trials are then summarized in an application to the Food and Drug Administration for approval to market the product.

     We currently have only one device under development that will require the pre-market approval process. This proposed device is a polymer covered drug-eluting stent. This device is now being tested within the animal trial stage of the process. An application for an Investigational Device Exemption will not be processed and submitted until completion of the animal trial and the evaluation of the success and viability of moving this proposed device to the Investigational Device Exemption stage.

     Significantly more time will be required to commercialize applications subjected to pre-market approval calendar review. We believe our interventional cardiology devices will not be available for commercial sale before 2003. Furthermore, sales of medical devices outside the United States are subject to international regulatory requirements that vary from country to country. The time required to obtain clearance or approval for sale internationally may be longer or shorter than that required for Food and Drug Administration approval.

     Our medical device manufacturing facility operates under the Food and Drug Administration Quality Control Regulations. Our facility, located in Wakefield, Massachusetts, was registered with the Food and Drug Administration in July 2000 prior to the introduction and commercial sales of our radioactive prostate seed product. Our facility is subject to the Food and Drug Administration's inspection at any time. To date, the Food and Drug Administration has not inspected the facility. During an Food and Drug Administration inspection, however, the Food and Drug Administration has the authority to demand corrective actions for any deficiencies in adherence to Quality Control Regulations, order product recalls, and the cessation of operations and can require that a factory cease operations until it is brought into compliance with these regulations. We employ a senior quality control specialist to ensure adherence to Food and Drug Administration Quality Control Regulations.

     In addition to Food and Drug Administration regulation, certain of our activities are regulated by, and require approvals from, other federal and state agencies. For example, aspects of our operations require the approval of the Massachusetts Department of Public Health and registration with the Department of Labor and Industries.

     In order to ship our radioactive prostate seed product from our facility, we are required to obtain a radioactive sealed source registration from the Massachusetts Department of Health, Labor and Industries ("Mass DOH"). We obtained this certificate prior to the commencement of the commercial sales of our radioactive prostate seed product in the first half of fiscal 2001. This certificate requires no maintenance or renewal as long as the design of the radioactive prostate seed is not changed. The Mass DOH can, however, terminate this certification in the event of an accident that would require a redesign of the product. On July 28, 1999 we received our Radioactive Sealed Source Registration Certificate, a Nuclear Regulatory Commission requirement, administered by the Commonwealth of Massachusetts as a Nuclear Regulatory Commission Agreement State.

     The State Radiation Control Program issued to us a license to manufacture and distribute our radioactive prostate seed product. The State Radiation Control Program performs annual inspections of our facility. Since the commencement of commercial sales of our radioactive prostate seed product in the first half of fiscal 2001, the State Radiation Control Program has performed two
(2) inspections of the facility and identified no violations or deficiencies.

     Furthermore, our use, management, transportation, and disposal of certain chemicals and wastes are subject to regulation by several federal and state agencies depending on the nature of the chemical or waste material. Certain toxic chemicals and products containing toxic chemicals require special reporting to the United States Environmental Protection Agency and/or its state counterparts. We are not aware of any specific environmental liabilities that we could incur. Our future operations may require additional approvals from federal and/or state environmental agencies.

     Currently, there are no formal regulatory policies or procedures regarding the certification of trace explosives detection devices. However, the newly formed Transportation Security Administration does have an informal testing and evaluation process. A manufacturer of trace explosives detection devices can be recognized as a vendor of such devices by the Transportation Security Administration's procurement division by successfully completing this informal testing and evaluation procedure. The Explosives and Weapons Detection Research and Development Branch of the Transportation Security Administration must first test and declare acceptable all equipment that Transportation Security Administration purchases. The evaluation process takes from one to two months and is performed independently and without the presence of the manufacturer. If the testing and evaluation results are successful and acceptable to the Explosives and Weapons Detection Research and Development Branch, five additional units are submitted to the Transportation Security Administration's procurement division in Washington, DC for installation at several airports for field testing and evaluation. Field testing and evaluation can take from two to three months. The Transportation Security Administration may purchase the explosives detection system after the successful testing and evaluation of the field units. We have not submitted our trace explosive detection system to the Transportation Security Administration for informal testing or evaluation.

COMPETITION

     In radioactive products, such as prostate seed implants, radioactive brachytherapy devices and coronary stents, we expect to compete with Nycomed Amersham plc, Theragenics Corp., North American Scientific, Inc., Imagyn Medical Technologies, Syncor International Corp., Uromed Corporation, UroCor, Inc, Novoste Corporation and Radiance Medical Systems, Inc. Of these, Nycomed Amersham plc, Theragenics Corp., North American Scientific, Inc, and Imagyn Medical Technologies serve substantially the entire radioactive prostate seed market. In addition, our proposed radioactive brachytherapy devices will compete with alternative technologies such as Novoste Corporation's Beta-Cath system, Johnson and Johnson and Radiance Medical Systems, Inc.'s radioactive tipped guidewires and radioactive filled balloons. The number and types of procedures being performed on the prostate are increasingly drawing new entrants into the market. We believe that competition, and, in turn, pricing pressures, may increase. Many of our competitors have substantially greater financial, technical and marketing resources than we do.

     Many medical device manufacturers have developed or are engaged in efforts to develop internal surface modification technologies for use on their own products. Most companies that market surface modification to the outside marketplace are divisions of organizations with businesses in addition to surface modification. Overall, we believe the worldwide market for surface modification technologies applicable to medical devices is very fragmented with no competitor having more than a 10% market share. Many of our existing and potential competitors (including medical device manufacturers pursuing coating solutions through their own research and development efforts) have substantially greater financial, technical and marketing resources than we do.

     With respect to ion implantation of orthopedic implants, we primarily compete with Spire Corporation. Competition within the orthopedic implant industry is primarily conducted on the basis of service and product design. Price competition has abated somewhat in the case of first time and more youthful patients where higher-cost and more durable reconstructive devices are preferred. We attempt to differentiate ourselves from our competition by providing what we believes are high value-added solutions to surface modification. We believe that the primary factors customers consider in choosing a particular surface modification technology are performance, ease of manufacturing, ability to produce multiple properties from a single process, compliance with manufacturing regulations, customer service pricing, turn around time, and the ability to work with a variety of materials. We believe that our process competes favorably with respect to these factors. We believe that the cost and time required to acquire equipment and technical engineering talent, as well as to obtain the necessary regulatory approvals, significantly reduces the likelihood of a manufacturer changing the coating process it uses after a device has been approved for marketing.

     Our primary competition in the semiconductor industry consists of three companies: Ion Implant Services, The Implant Center, and Core Systems. These companies are all located in Silicon Valley, California and primarily serve the silicon wafer production needs of semiconductor factories in their local area, although Ion Implant Corporation does research and development implants nationwide. We primarily serve east coast factories with silicon production and research and development laboratories worldwide.

     In the trace explosives detection industry, Ion Track Instruments Corp. and Barriger Division of Smiths Plc. are our two primary competitors. These two companies also use ion mobility spectrometry, however, they use a radioactive Nickel-63 source to ionize the explosive molecules. This technology differs from our technology because we use an ultraviolet laser to ionize the vapor. We believe our technology provides our device with greater capabilities.

     Many of our competitors and potential competitors have substantially greater capital resources than we do and also have greater resources and expertise in the areas of research and development, obtaining regulatory approvals, manufacturing and marketing. There can be no assurance that our competitors and potential competitors will not succeed in developing, marketing and distributing technologies and products that are more effective than those developed and marketed by us or that would render our technology and products obsolete or noncompetitive. Additionally, there is no assurance that we will be able to compete effectively against such competitors and potential competitors in terms of manufacturing, marketing and sales.

PRODUCT LIABILITY AND INSURANCE

     Our business entails the risk of product liability claims. Although we have not experienced any product liability claims to date, there can be no assurance that such claims will not be asserted or that we will have sufficient resources to satisfy any liability resulting from such claims. We have acquired product liability insurance coverage. There can be no assurance that product liability claims will not exceed such insurance coverage limits, that such insurance will continue to be available on commercially reasonable terms or at all, or that a product liability claim would not materially adversely affect the business, financial condition or our results of operations.

EMPLOYEES

     As of June 30, 2001, we had 55 full time employees. We believe we maintain good relations with our employees. None of our employees is represented by a union or covered by a collective bargaining agreement.

                                   PROPERTIES

     We operate out of a 39,300 square foot leased facility in Wakefield, Massachusetts. The facility is located approximately 15 miles north of Boston. The leases expire in March 2002 and March 2003 and one has an option to extend. This facility houses all of our research and development, manufacturing and administrative offices.

           MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

MARKET PRICE

     As of June 30, 2001, our common stock, $.10 par value, was traded on the American Stock Exchange under the symbol IMX and on the Boston Stock Exchange under the symbol IMX. On September 10, 1999, we were accepted for listing and began trading on the American Stock Exchange. At that time the listing on the Nasdaq SmallCap Market was dropped. The following sets forth the range of high and low closing sales prices on the American Stock Exchange or Nasdaq SmallCap Market during the fiscal year.

                                              HIGH     LOW
                                             -------  ------
           FISCAL YEAR ENDED JUNE 30, 2000:

           Quarter ended September 30        $ 7.875  $3.625
           Quarter ended December 31           7.375   4.250
           Quarter ended March 31             11.875   6.500
           Quarter ended June 30              10.375   8.375

           FISCAL YEAR ENDED JUNE 30, 2001:

           Quarter ended September 30        $ 9.875  $7.563
           Quarter ended December 31           8.250   6.375
           Quarter ended March 31              8.800   6.800
           Quarter ended June 30              10.200   7.750

NUMBER OF STOCKHOLDERS

     As of August 31, 2001, there were approximately 757 shareholders of record of our common stock, including multiple beneficial holders at depositories, banks and brokers included as a single holder in the single street name of each respective depository, bank or broker.

DIVIDENDS

     We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain all future earnings for the expansion and operation of our business, and do not anticipate paying cash dividends in the foreseeable future. Our revolving credit line, term loan and equipment purchase facilities with our principle lender prohibit the payment of dividends other than common stock dividends.

                            DIRECTORS AND EXECUTIVE OFFICERS

NAME                           AGE                     POSITION                      DIRECTOR SINCE
----                           ---                     --------                      --------------
Anthony J. Armini* . . . . .   63  President, Chief Executive Officer and Chairman            1984
                                   of the Board of Directors
Stephen N. Bunker* . . . . .   58  Vice President and Chief Scientist, Director               1988
Alan D. Lucas  . . . . . . .   45  Vice President of Marketing, Sales and Business           _____
                                   Development
David C. Volpe . . . . . . .   46  Acting Chief Financial Officer                            _____
Shunkichi Shimizu  . . . . .   56  Director                                                   1998
Michael Szycher  . . . . . .   63  Director                                                   1999
Pasquale Ruggieri  . . . . .   68  Director                                                   2001

---------------
(*)  Executive Officer

     Dr. Anthony J. Armini has been the President, Chief Executive Officer, and Chairman of the Board of Directors since the Company's incorporation. Form 1972 to 1984, prior to founding the Company, Dr. Armini was Executive Vice President at Spire Corporation. From 1967 to 1972, Dr. Armini was a Senior Scientist at McDonnell Douglas Corporation. Dr. Armini received his Ph.D. in nuclear physics from the University of California, Los Angeles in 1967. Dr. Armini is the author of eighteen patents and five patents pending in the field of implant technology and fourteen publications in this field. Dr. Armini has over thirty years of experience working with cyclotrons and linear accelerators, the production and characterization of radioisotopes, and fifteen years experience with ion implantation in the medical and semiconductor fields. Dr. Armini has been on the Board of Directors of CardioTech International, Inc. a publicly traded company of which Dr. Szycher is President and Chief Executive Officer, since October 2000.

     Dr. Stephen N. Bunker has served as the Vice President and Chief Scientist of the Company since 1987 and Director of the Company since 1988. Prior to joining the Company, from 1972 to 1987, Dr. Bunker was a Chief Scientist at Spire Corporation. From 1971 to 1972, Dr. Bunker was an Engineer at McDonnell Douglas Corporation. Dr. Bunker received his Ph.D. in nuclear physics from the University of California, Los Angeles in 1969. Dr. Bunker is the author of ten patents in the field of implant technology.

     Alan D. Lucas joined the Company in March 1998 as Vice President of Marketing, Sales and Business Development. Prior to joining the Company, Mr. Lucas accumulated over 20 years experience in various marketing and business development positions for medical device companies. Most recently, from 1996 to 1998, Mr. Lucas was the Director of Corporate Development at ABIOMED, Inc. From 1994 to 1996, Mr. Lucas was a strategic marketing and sales consultant focused on medical technology. From 1991 to 1994, Mr. Lucas was the Director of Marketing at Vision Sciences, Inc. a developmental stage medical device company.

     David C. Volpe has served as the Company's Acting Chief Financial Officer since May 2001. Mr. Volpe has also been serving as the Acting Chief Financial Officer of CardioTech International, Inc. since June 1999. Since May 1996, Mr. Volpe has been the Managing Director of VC Advisors, Inc., providing financial management, business development and financing expertise to a variety of companies in the Internet, medical, telecommunications, software and high technology fields. From 1991 through 2000, Mr. Volpe was a senior financial executive with several private venture-backed and publicly held, technology based companies, including Chief Financial Officer of Cynosure Inc. and FaxNet Corporation. Prior to that, Mr. Volpe was a Manager at Price Waterhouse focusing his efforts on emerging growth, technology-based companies. Mr. Volpe holds a B.S. degree from California State University and is a member of the AICPA.

     Shunkichi Shimizu joined the Company's Board of Directors in March 1998. He has been the Executive Vice President of TK Holdings, Inc. of Delaware, a subsidiary of Takata Corporation since 1997. Takata Corporation is a manufacturer of seat belts and airbags. Prior to joining Takata Corporation, he served as Head of International Financial Institutions Division at the Bank of Tokyo-Mitsubishi, Ltd., Headquarters.

     Michael Szycher joined the Company's Board of Directors in December 1999. He has been President and Chief Executive Officer and Director of CardioTech International, Inc., a publicly traded manufacturer of medical devices and biocompatible polymers since 1996. From 1988 to 1996, Dr. Szycher was Chairman and Chief Technology Officer of Polymedica Industries. Dr. Szycher is a recognized authority on polyurethanes and blood compatible polymers. He is the editor of six books on various subjects in blood compatible materials and devices and the author of eighty original research articles. Dr. Szycher is also Editor-in-Chief of the quarterly publication Journal of Biomaterial Applications.

     Pasquale Ruggieri has been on our Board of Directors since December 2001. He has served as the Vice President of Investment Banking for Schneider Securities, Inc., a full service broker dealer, since 1991. Prior to that Mr. Ruggieri was Executive Vice President and Director of Investment Banking for Jonathan Alan, Inc., a full service broker dealer. He holds a B.S. in Business Administration from Bryant College.


                             EXECUTIVE COMPENSATION

     The following table sets forth the aggregate cash compensation paid by us with respect to the three fiscal years ended June 30, 1999, 2000 and 2001 to our chief executive officer and each of the three other most highly compensated executive officers in fiscal 2001. We have no other executive officers.

                                   SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                              ANNUAL COMPENSATION                      AWARDS
                                      --------------------------------------------  ------------
                                                                                       SHARES
                                                                      OTHER ANNUAL   UNDERLYING
                                                                      COMPENSATION     OPTIONS
NAME AND PRINCIPAL POSITION           YEAR  SALARY ($)   BONUS ($)      ($) (1)      GRANTED (#)
------------------------------------  ----  -----------  ----------  -------------  ------------
Anthony J. Armini* . . . . . . . . .  2001  $   129,133  $   25,000  $       6,255        90,000
  President, Chief Executive Officer  2000  $   129,837  $   25,000  $      19,386             -
  and Chairman of the Board           1999  $   124,334  $   35,000  $       9,188             -
Stephen N. Bunker* . . . . . . . . .  2001  $   101,545           -  $       4,872             -
  Vice President,                     2000  $   118,213           -  $       6,514             -
  Chief Scientist and Director        1999  $    96,135           -  $       2,963             -
Alan D. Lucas. . . . . . . . . . . .  2001  $   135,434  $   15,000  $       6,370        50,000
  Vice President of Sales, Marketing  2000  $   123,478  $   45,000  $       6,465        50,000
  and Business Development            1999  $   105,694  $   35,000  $         456             -
Darlene M. Deptula-Hicks** . . . . .  2001  $   132,762  $   15,000  $      39,490(2)     25,000
  Former Vice President, Chief        2000  $   121,477  $   40,000  $       6,401        20,000
  Financial Officer and Treasurer     1999  $    94,344  $   40,000  $         569        25,200

---------------
*    Executive Officer

** The former vice president, chief financial officer and treasurer (the "Former Officer") resigned her position pursuant to a separation agreement effective May 1, 2001. The separation agreement provided for a six month severance payment in the aggregate amount of $68,019 (which amount is included in the $132,762 salary amount set forth in the table above) and the acceleration of vesting of options for 21,736 shares of our common stock and the repurchase by us from the Former Officer of an additional 23,000 shares of our common stock acquired by the Former Officer through the exercise of stock options resulting in net cash proceeds of $33,120 to the Former Officer. As of June 30, 2001, the former officer exercised and sold 32,464 shares and had 14,736 shares vested and exercisable. We recognized $259,000 of non-cash, stock-based compensation related to this agreement.

(1) Other annual compensation consists of life and disability insurance premiums and 401(k) plan benefits paid by us on behalf of these executive officers.

(2) Other annual compensation consists of life and disability insurance premiums, 401(k) plan benefits paid by us on behalf of these executive officers, and $33,120 paid in cash as a net payment to repurchase 23,000 shares of the Company's stock acquired through the exercise of stock options.

     EMPLOYMENT AGREEMENTS

     Anthony J. Armini. On September 26, 1998, we entered into an employment agreement, with an initial term of five years. Under this employment agreement, Dr. Armini serves as our president and chief executive officer at a base salary of $125,000. In addition, Dr. Armini may participate in our employee fringe benefit plans or programs generally available to employees of comparable status and position. We and Dr. Armini and are entitled to terminate his employment for any material breach of his employment agreement at any time upon at least 30 days' written notice. In the event we terminate Dr. Armini without cause, we will pay him 12 months salary. Under his employment agreement, he is subject to restrictive covenants, including confidentiality provisions. Also, during his employment and for a period of two years after the term of the employment agreement, Dr. Armini is subject to a non-competition provision.

     Stephen N. Bunker. On September 26, 1998, we entered into an employment agreement with Dr. Bunker in substantially the same form as that described for Dr. Armini. Dr. Bunker serves as our vice president and chief scientist at a base annual salary of $100,000.

     Alan D. Lucas. We entered into a letter agreement with Mr. Lucas, with an effective date of July 1, 2001, which has an initial term of one year. Under this employment agreement, Mr. Lucas serves as our vice president of sales, marketing and business development at a base annual salary of $165,000. In addition, Mr. Lucas may participate in our employee fringe benefit plans or programs generally available to employees of comparable status and position. Mr. Lucas is eligible to receive a $16,000 bonus at the discretion of the board of directors if he exceeds certain performance goals. He was also granted options to purchase an additional 25,000 shares of common stock, which vested immediately. In the event that we terminate Mr. Lucas without cause, we will pay him four months salary and the vesting of his options will accelerate. Under his employment agreement, he is subject to restrictive covenants, including confidentiality provisions. Also, during his employment and for a period of 12 months after termination of employment with us, Mr. Lucas is subject to a non-competition provision.

     DIRECTOR COMPENSATION

     Our directors who are our employees do not receive any compensation for service on the board of directors. Directors who are not our employees, other than Mr. Shimizu, are paid a yearly stipend of $2,500 and are reimbursed for reasonable travel expenses incurred in connection with attendance at board and committee meetings.

     Under the 1998 incentive and nonqualified stock option plan, each director who is not our employee, other than Mr. Shimizu, automatically receives an annual grant of options to purchase 2,000 shares of our common stock at an exercise price equal to the closing price of the common stock on that date for each year of service. Each such option will have a term of five years and will vest in full on the date of the grant.

     The following table sets forth certain information regarding stock options held as of June 30, 2001 by the executive officers.

                                       OPTIONS GRANTS IN FISCAL 2001

                                        NUMBER OF
                                       SECURITIES     % OF TOTAL GRANTED
                                       UNDERLYING       TO EMPLOYEES IN      EXERCISE     EXPIRATION
NAME AND PRINCIPAL POSITION          OPTIONS GRANTED      FISCAL YEAR      PRICE ($/SH)      DATE
-----------------------------------  ---------------  -------------------  -------------  ----------
Anthony J. Armini . . . . . . . . .           40,000                21.9%  $        7.56        2005
  President, Chief Executive Officer          50,000                27.3%  $        8.53        2006
  and Chairman of the Board

Alan D. Lucas . . . . . . . . . . .           25,000                13.7%  $        7.56        2010
  Vice President of Sales, Marketing          25,000                13.7%  $        8.50        2011
  and Business Development

Darlene M. Deptula-Hicks. . . . . .           25,000                13.7%  $        7.56        2010
  Former Vice President, Chief
  Financial Officer and Treasurer


                      AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                                 FISCAL YEAR END OPTION VALUES

                                          NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                         UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                                       OPTIONS AT JUNE 30, 2001       AT JUNE 30, 2001 (1)
                                      --------------------------  ----------------------------
NAME AND PRINCIPAL POSITION           EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
------------------------------------  -----------  -------------  ------------  --------------
Alan D. Lucas. . . . . . . . . . . .      111,866         13,334  $    304,131  $       56,670
  Vice President of Sales, Marketing
  and Business Development
Darlene M. Deptula-Hicks . . . . . .       14,736              -  $     64,030  $            -
  Former Vice President, Chief
  Financial Officer and Treasurer

---------------
(1)  As of June 30, 2001, the market value of a share of common stock was $9.25.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of March 27, 2002, with respect to the beneficial ownership of our common stock of each director and nominee for director, each named executive officer in the executive compensation table above, all of our directors and current officers as a group, and each person known by us to be a beneficial owner of five percent or more of our common stock. This information is based upon information received from or on behalf of the individuals named therein.

                                                     NUMBER OF SHARES     PERCENT OF
NAME OF BENEFICIAL OWNER (1)                       BENEFICIALLY OWNED (2)   CLASS (3)
-------------------------------------------------  ----------------------  -----------
Patricia A. Armini. . . . . . . . . . . . . . . .                 781,122        12.4%
5 Skytop Drive
Manchester, MA 01944

Casparin Corporation (4). . . . . . . . . . . . .                 776,418        12.3%
Gorsiraweg 14
P.O. Box 3889
Willemstad, Curacao
Netherlands Antilles

MedTec Iowa, Inc. . . . . . . . . . . . . . . . .                 500,000         7.9%
1401 8th Street
Orange City, Iowa 51041

Anthony J. Armini . . . . . . . . . . . . . . . .               1,215,122        19.3%

Stephen N. Bunker . . . . . . . . . . . . . . . .                 636,348        10.1%

Shunkichi Shimizu (5) . . . . . . . . . . . . . .                       -           -

Michael Szycher . . . . . . . . . . . . . . . . .                   4,000           *

Pasquale Ruggieri . . . . . . . . . . . . . . . .                   7,348           *

Alan D. Lucas (6) . . . . . . . . . . . . . . . .                 118,532         1.9%

All Directors and Officers as a group (6 persons)               1,978,350        31.4%

---------------
*    Less than 1%.

(1) Each director's and officer's address is c/o Implant Sciences Corporation, 107 Audubon Road, Wakefield, Massachusetts 01880.
(2) Unless otherwise noted, each person identified possesses sole voting and investment power over the shares listed.
(3) The calculation of percent of class is based on the number of shares of common stock outstanding as of March 27, 2002, excluding shares held by or for us.
(4) Casparin Corporation is a wholly-owned subsidiary of TREC (Holland) Amsterdam B.V., a sister company of NAR Holding Corporation. Casparin Corporation is a wholly-owned subsidiary of Trec (Holland) Amsterdam B.V. The Company believes that the principal beneficial owner of Trec (Holland) Amsterdam B.V. is Takata Corporation and that its principal beneficial owner is Juchiro Takada.
(5) Mr. Shimizu is an employee of Casparin Corporation and is not permitted by Casparin Corporation to personally hold any stock or receive any stipend.
(6)  Includes those options exercisable within 60 days of the date hereof.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In December 2001, we completed a private placement with Generation Capital Associates in which it purchased 145,349 units for $1,500,000. Each unit consists of one share of common stock and one redeemable common stock purchase warrant. Investors Capital Corp. acted as one of the placement agents in this transaction and received common stock purchase warrants to purchase 8,000 shares of our common stock at an exercise price of $12.00 per share. Mr. Pasquale Ruggieri is a member of our Board of Directors and also serves as an investment banker for Investors Capital Corp.

     CardioTech, a public company, is a related party with us by virtue of its significant business relationships. During fiscal 2001 and fiscal 2002, Mr. Volpe, the acting chief financial officer of CardioTech, provided certain financial and accounting services to us on a consulting basis. He was owed $21,000 for all such services rendered through March 31, 2002 and received no payments for services during fiscal 2001.

     In March 2000, we entered into a $250,000 joint research agreement with CardioTech to develop a proprietary porous polymer biocompatible coating technology as a platform for our proprietary radioactive brachytherapy technology. During fiscal 2001, we paid $50,000 pursuant to the aforementioned agreement. The joint research and development agreement provides for CardioTech to develop the polyurethane coating instrumental in the development of a polyurethane coated drug-eluting stent and for CarioTech to grant us a perpetual worldwide exclusive license to use, sublicense and otherwise deal in any technology developed by CardioTech in connection with the development of the stents. In consideration of the research, development and technology transfer, we will pay Cardiotech $150,000 in cash pursuant to a milestone schedule. In addition, CardioTech will sell to us 100,000 shares of CardioTech's common stock at a price of $1.00 per share pursuant to the achievement of certain milestones related to the research and development. As of March 31, 2002, we purchased 60,000 shares of common stock at $1.00 per share and as of that date the fair market value of the acquired stock was $77,000. The owner of the technology used in connection with the stent will be CardioTech, however such technology will be transferred to us pursuant to a technology license as described above. The developed technology represents a "platform" in the sense that the polyurethane developed by CardioTech and utilized to cover the stent will be the medium in which specific anti-restenosis drugs will be implanted and therefore becomes the key technological component of this drug-eluting stent. The research and development agreement provides for 6 phases including the design of equipment necessary to produce prototypes of the stent, development of a series of prototypes, production of a limited number of prototypes and the delivery of prototypes to us. The material deadline is therefore the delivery of an operative prototype. We are obligated to pay the entire $250,000 if all milestone conditions are met. Through September 20, 2001 we have made cash payments of $115,000 to CardioTech.

     Certain of our directors hold positions as directors of CardioTech. Our chief executive officer and chairman of the board of directors is also a director of CardioTech. The chief executive officer and chairman of the board of directors of CardioTech is also a one of our directors. Our acting chief financial officer is also the acting chief financial officer of CardioTech.

     On October 10, 2001, CardioTech provided us a $500,000 line of credit facility. The line of credit provides for funding at our discretion is subject to a security agreement providing a second lien on substantially all of our assets, and provides for a $15,000 commitment fee payable on the earlier of the date we first draw down on the line of credit or April 15, 2001. The line of credit bears interest at the prime rate (5.5% as of October 10, 2001) plus 2% and expires October 12, 2002. All amounts borrowed under the line of credit are due on October 12, 2002. As of June 30, 2001 and March 31, 2002, there were no amounts drawn on the line of credit and no borrowings outstanding. In March 2002, the Company cancelled its line of credit with CardioTech.

     Accounts receivable from related parties as of June 30, 2001 consisted of a loan of $138,000 to Dr. Armini. This loan was used to exercise options for 50,000 shares of our common stock on December 9, 1997. The loan is due and payable upon the disposal of the 50,000 shares and the loan bears interest at 6% per annum. Additionally, loans totaling $55,000 were also made to five employees to exercise stock options. The loans to these five employees were paid in January 2002. These transactions were reported as a reduction of stockholders' equity. As of March 31, 2002, accounts receivable from related parties were $138,000.

     Our loan agreement requires compliance with two financial covenants including minimum levels of net worth and net loss limits. At June 30, 2001, our net loss covenant was greater than the required amount. On September 28, 2001, we and Stephen N. Bunker, one of our directors and officers, fully collateralized the Term Loan with $167,000 and $200,000 of cash, respectively, and executed pledge agreements with respect to the collateral. Mr. Bunker provided the $200,000 from personal funds. We are not obligated to provide any additional consideration to Mr. Bunker as a result of his collateralization of the Term Loan. We deposited the collateral with our bank in an interest bearing account. The collateral must remain with our bank in an amount that is sufficient to collateralize only the balance outstanding on the term loan at any point in time until such term loan is paid in full. The pledge agreements allows our bank to use the collateral to fulfill the obligations of the term loan in the event of a default by us in payment of the principal or interest of the term loan. Our bank has waived its rights under the loan agreement with respect to this financial covenant at June 30, 2001 through and including June 30, 2002.

     In January 2000, we received notice of the award of a joint research grant. Funding is provided through a $100,000 Phase I grant by the United States Department of Health and Human Services, National Heart, Lung & Blood Institute to CardioTech and sub-grants to us and Stanford University. The material terms of the sub contract required us to provide ion implantation services to CardioTech. The services required ion implantation of radioactivity into polyurethane grafts. The sub contract work began in February 2000 and was completed in June 2000. We received $25,000 as payment in full for the sub contract work in September 2000.

                                LEGAL PROCEEDINGS

     From time to time, the Company is subject to various claims, legal proceedings and investigations covering a wide range of matters that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties. On the basis of information presently available, the Company is not currently aware of any legal proceedings or claims that the Company believes are likely to have a material effect on the Company's financial position or results of operations.

                            DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 20,000,000 shares of common stock, $0.10 par value per share and 5,000,000 shares of preferred stock, $0.10 par value per share.

     COMMON STOCK

     Holders of common stock are entitled to one vote per share in all matters to be voted on by the shareholders. Subject to the preferences that may be applicable to any preferred stock then outstanding, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of common stock are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference, if any, of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities, and there are no redemption or sinking fund provisions with respect to such shares. The rights, preferences and privileges of holders of common stock are subject to, and may be materially adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. All outstanding shares of common stock are fully paid and non-assessable.

     PREFERRED STOCK

     The Board of Directors is authorized, subject to limitations prescribed by Massachusetts law, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the designations, preferences, voting powers, qualifications and special or relative rights or privileges thereof. The Board of Directors is authorized to issue Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. Although the Company has no current plans to issue such shares, the issuance of Preferred Stock or of rights to purchase Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. As of the date of this Prospectus, there were no shares of Preferred Stock outstanding.

     The Company will issue preferred stock only with the approval of a majority of the independent directors who do not have an interest in the transaction and who have access, at the Company's expense, to the Company's or independent legal counsel.

     MASSACHUSETTS LAW

     We have more than 200 stockholders, as a result of which we are subject to the provisions of Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held

Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either
(i) prior to that date, the board of directors approved either the business combination or the transaction in which the person became an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by the Board of Directors and by the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) voting at a meeting. In general, an "interested stockholder" is a person who owns 5% (15% in the case of a person eligible to file a Schedule 13G under the Securities Act of 1933, as amended, with respect to the common stock) or more of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and was the owner of 5% (15% in the case of a person eligible to file a Schedule 13G under the Securities Act of 1933 with respect to the common stock) or more of the outstanding voting stock within the prior three years. A "business combination" includes mergers, consolidations, stock and asset sales, and other transactions with the interested stockholder resulting in a financial benefit (except proportionately as a stockholder of the corporation) to the interested stockholder. We may at any time amend our articles or by-laws to elect not to be governed by Chapter 110F by a vote of the holders of a majority of our voting stock. Such an amendment would not be effective for twelve months and would not apply to a business combination with any person who became an interested stockholder prior to the date of the amendment.

     Our by-laws provide that any holder of 10% or more of the outstanding shares of common stock may call a meeting of stockholders.

                           DISCLOSURE OF SEC POSITION
                ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Our amended and restated Articles of Organization and By-Laws provide that we may indemnify our directors and officers, to the fullest extent permitted under Massachusetts law, including in circumstances in which indemnification is otherwise discretionary under Massachusetts law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us, pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

                                  LEGAL MATTERS

     Foley Hoag LLP, of 155 Seaport Boulevard, Boston, Massachusetts 02210 will issue an opinion, for us, about the legality and validity of the shares. We know of no members of Foley Hoag LLP who are beneficial owners of our common stock or preferred stock.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at June 30, 2001 and 2000, and for each of the two years in the period ended June 30, 2001, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.



                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a pre-effective amendment to a registration statement on Form SB-2/A that we filed with the Securities and Exchange Commission under the Securities Act of 1933. This prospectus omits certain information contained in the registration statement and the exhibits to the registration statement. You may read and copy the registration statement at the Securities and Exchange Commission's public reference room at Room 1024,

Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying costs. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms. We file certain documents with the Securities and Exchange Commission electronically and these documents may be inspected and copied at the Securities and Exchange Commission's Web site at http://www.sec.gov. We are a reporting company under the Securities Exchange Act of 1934, and consequently, files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Securities and Exchange Commission's public reference room at the address appearing above.